Filed pursuant to
General Instruction II.L of Form F-10
File No. 333-273187

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2024

PRELIMINARY PROSPECTUS SUPPLEMENT

(to a Short Form Base Shelf Prospectus dated July 26, 2023)

ROGERS COMMUNICATIONS INC.

US$    % Senior Notes Due 2029

US$    % Senior Notes Due 2034

The US$     % senior notes due 2029 (the “2029 Notes”) will bear interest at the rate of     % per year from    , 2024 and the US$     % senior notes due 2034 (the “2034 Notes” and, together with the 2029 Notes the “Notes”) will bear interest at the rate of     % per year from    , 2024. We will pay interest on the 2029 Notes semi-annually in arrears on    and     of each year, beginning on    , 2024. The effective yield on the 2029 Notes if held to maturity will be    % per year. Unless we redeem the 2029 Notes earlier, the 2029 Notes will mature on    , 2029. We will pay interest on the 2034 Notes semi-annually in arrears on    and     of each year, beginning on    , 2024. The effective yield on the 2034 Notes if held to maturity will be    % per year. Unless we redeem the 2034 Notes earlier, the 2034 Notes will mature on    , 2034. We may redeem the Notes in whole, at any time, or in part, from time to time, at the redemption prices described in this prospectus supplement. We may also redeem all of the Notes at any time in the event that certain changes involving Canadian withholding taxes occur. If we experience a change in control and there is a specified decline in the credit rating of a series of the Notes, we will be required to make an offer to purchase all of the Notes of such series at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the Notes of such series.

The Notes will be unsecured, unsubordinated obligations of Rogers Communications Inc. (“RCI”) and will rank equally with its other unsecured, unsubordinated debt. Subject to the release provisions described herein, payment of principal, premium, if any, and interest on the Notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by Rogers Communications Canada Inc., one of our direct, wholly-owned subsidiaries.

Investing in the Notes involves substantial risks that should be carefully considered by a prospective purchaser before purchasing the Notes. See the “Risk Factors” section on page 18 of the accompanying prospectus, as well as “Risks Related to the Notes” beginning on page S-4 of this prospectus supplement.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in the home country of the Registrants. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussions under “Material U.S.

Federal Income Tax Considerations” and “Material Canadian Federal Income Tax Considerations” in this prospectus supplement, and consult with your tax advisor.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are organized under the laws of a foreign country, that some or all of their officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Notes offered hereby have not been qualified for distribution by prospectus under the securities laws of any province or territory of Canada and are not being offered in Canada or to any resident of Canada. See “Underwriting”.

	Price to Public(1)	Underwriters’ Commission(2)	Net Proceeds to RCI(3)
Per 2029 Note	%(1)%		%
Total	US$	US$	US$
Per 2034 Note	%(1)%		%
Total	US$	US$	US$

(1)	The price to the public for each series of Notes set forth above does not include accrued interest, if any, from , 2024, if settlement occurs after that date.
(2)	We have agreed to indemnify the underwriters against certain liabilities. See “Underwriting”.
(3)

After deducting the underwriters’ commission but before deducting expenses of the offering, estimated to be approximately US$    million, which, together with the underwriters’ commission, will be paid by us.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters may sell the Notes for less than the initial offering price in circumstances discussed under “Underwriting”. In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time without notice. See “Underwriting”.

There is currently no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risks Related to the Notes”.

The underwriters expect to deliver the Notes to purchasers on or about February    , 2024, through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream”).

Joint Book-Running Managers

BofA Securities	Citigroup	Mizuho	MUFG	Scotiabank	SMBC Nikko

February    , 2024

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes that we are offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus dated July 26, 2023, which gives more general information, some of which may not apply to the Notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” or the “accompanying prospectus” in this prospectus supplement.

If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and on other information included in the registration statement of which this prospectus supplement and the prospectus form a part. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the prospectus, including the information in any document incorporated by reference therein, as supplemented hereby, is accurate only as of the date of the document containing the information.

Except as set forth under “Summary of the Offering”, “The Guarantor” and “Description of the Notes” or unless the context otherwise requires, in this prospectus supplement (excluding the documents incorporated by reference into the prospectus as supplemented by this prospectus supplement) the terms “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, the term “RCI” refers to Rogers Communications Inc. and not any of its subsidiaries, references to Canadian dollars, dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

The annual consolidated financial statements of RCI incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and of Shaw Communications Inc. (“Shaw”) incorporated into our Business Acquisition Report (as defined below) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS”) and are stated in Canadian dollars. The unaudited interim condensed consolidated financial statements of RCI incorporated into the prospectus and of Shaw incorporated into our Business Acquisition Report have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

Prospectus Supplement

Prospectus

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DOCUMENTS INCLUDED AND INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of the Notes hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof.

The following documents filed by us with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) by us under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference into, and form an integral part of, the prospectus, as supplemented by this prospectus supplement (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference into the prospectus, as supplemented by this prospectus supplement):

•	our annual information form for the year ended December 31, 2022, dated March 9, 2023;

•

our audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 (“Annual Financial Statements”), together with the report of the auditors thereon, and our management’s discussion and analysis in respect of those statements (“2022 Annual MD&A”);

•	our management information circular dated March 9, 2023 in connection with our annual general meeting of shareholders held on April 26, 2023;

•

our unaudited interim condensed consolidated financial statements as at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 (“Interim Financial Statements”) and our management’s discussion and analysis in respect of those statements (“Q3 2023 Interim MD&A”);

•	our material change report filed April 5, 2023 in respect of the completion of our acquisition of Shaw Communications Inc. (the “Shaw Transaction”) on April 3, 2023; and

•	our business acquisition report, dated June 7, 2023 with respect to the Shaw Transaction (“Business Acquisition Report”).

Any documents of the types required to be incorporated by reference in a short form prospectus pursuant to Section 11.1 of Form 44-101F1 — Short Form Prospectus, including any documents of the types referred to above (excluding confidential material change reports), filed with or furnished to the SEC by us after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement (except that any description of our credit ratings in any such document or report shall not be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement). In addition, any other documents filed with or furnished to the SEC in our reports on Form 6-K or annual report on Form 40-F (or any respective successor form) after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and the registration statement of which the prospectus and this prospectus supplement form a part if and to the extent expressly provided in such reports.

Excerpts from our press release dated February 1, 2024, in respect of our unaudited financial and operating results for the fourth quarter and year ended December 31, 2023 (such press release, our “Q4 Earnings Release”), are included in Appendix A to this prospectus supplement (the information included in Appendix A is referred to herein as the “Q4 Information”). Appendix A is included in, and forms an integral part of, this prospectus supplement. The Q4 Information has been prepared by, and is the responsibility of, management. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the Q4 Information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. As a result, the audited results we will report as of and for the year ended December 31, 2023 may differ from the unaudited results for that period set forth in Appendix A. The Q4 Information should be read in conjunction with

S-ii

our Annual Financial Statements, 2022 Annual MD&A, Interim Financial Statements and Q3 2023 Interim MD&A. Information as of and for the fourth quarter and year ended December 31, 2023 is not necessarily indicative of results for any other period.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement except as so modified or superseded.

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WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the prospectus, as supplemented by this prospectus supplement, from documents filed with the OSC and filed with or furnished to the SEC (see “Documents Incorporated by Reference”). Copies of the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement, may be obtained on request without charge from the Secretary of Rogers Communications Inc. at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Canada, Tel: 416-935-7777.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

EXCHANGE RATES

The following tables set forth, with respect to each period indicated, (i) the high and low exchange rates for such period, (ii) the average of the daily exchange rates during such period, and (iii) the exchange rate at the end of such period, in each case based on the rate of exchange published by the Bank of Canada. These rates are set forth as United States dollars per $1.00. On February 6, 2024, the rate of exchange published by the Bank of Canada was US$0.7404 per $1.00.

Year Ended	Average	High	Low	Period End
December 31, 2023	0.7410	0.7617	0.7207	0.7561
December 31, 2022	0.7692	0.8031	0.7217	0.7383
December 31, 2021	0.7980	0.8306	0.7727	0.7888

Nine Months Ended	Average	High	Low	Period End
September 30, 2023	0.7433	0.7617	0.7243	0.7396
September 30, 2022	0.7798	0.8031	0.7285	0.7296

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FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus (including certain documents incorporated by reference therein, as supplemented hereby) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward- looking statements”), and assumptions about, among other things, our business, operations, and financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions. This forward-looking information also includes forecasts and projections relating to, among others, revenue, total service revenue, adjusted EBITDA, capital expenditures, cash income tax payments, free cash flow, dividend payments, the growth of new products and services, expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and deployment of new services, continued cost reductions and efficiency improvements, our debt leverage ratio and the targets we set for it, the benefits expected to results from the Shaw Transaction, including corporate, operational, scale and other synergies, and their anticipated timing, and all other statements that are not historical facts.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook”, “target” and similar expressions. Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect, and the following factors, among others: general economic and industry conditions, including the effects of inflation, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology and network deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein, as supplemented hereby) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying forward-looking information, is inherently subject to change and uncertainty. Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes,

•	technological changes,

•	economic, geopolitical, and other conditions affecting commercial activity,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information, and communications industries,

•	sports-related work stoppages or cancellations and labor disputes,

•	the integration of acquisitions,

•	litigation and tax matters,

•	the level of competitive intensity,

S-v

•	the emergence of new opportunities,

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others,

•

in the event we place certain assets for sale, we may not be able to achieve the anticipated proceeds in relation to the sale of those assets and sales of assets may not be achieved within the expected timeframes or at all,

•	risks related to the Shaw Transaction, including the possibility:

•	we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all,

•	the integration of the businesses and operations of RCI and Shaw may be more difficult, time-consuming, or costly than expected, and

•

that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected,

•	new interpretations and new accounting standards from accounting standards bodies, and

•	the other risks outlined in “Risks and Uncertainties Affecting Our Business” in our 2022 Annual MD&A and “Updates to Risks and Uncertainties” in our Q3 2023 Interim MD&A.

These risks, uncertainties and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this prospectus supplement is qualified by the cautionary statements herein. Before making any investment decision in respect of the Notes and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in the prospectus, as supplemented by this prospectus supplement, including the risks referenced in the “Risk Factors” section of the accompanying prospectus and the risks described under “Risks Related to the Notes” in this prospectus supplement.

S-vi

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the Notes is subject to, and should be read in conjunction with, the more detailed information appearing elsewhere in, and incorporated by reference into, the prospectus, as supplemented by this prospectus supplement. For purposes of this “Summary of the Offering”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the indenture governing the Notes) and not any of its subsidiaries.

Issuer:	Rogers Communications Inc.

Guarantor:	Rogers Communications Canada Inc. (“RCCI” or the “Guarantor”).

Guarantee:	The payment of principal, premium, if any, and interest on each series of Notes and all payment obligations of RCI under the indenture will be fully and unconditionally guaranteed by RCCI, one of our direct, wholly-owned subsidiaries (the “Guarantee”). This Guarantee may be released in certain circumstances. See “Description of the Notes — Guarantees and Ranking”.

Debt Securities Offered:	US$ million aggregate principal amount of % senior notes due , 2029 (the “2029 Notes”).

US$ million aggregate principal amount of % senior notes due , 2034 (the “2034 Notes”).

Interest Rate and Interest Payment Dates:	We will pay interest on the 2029 Notes at the rate of % per year semi-annually, in arrears, on and of each year, beginning on , 2024.

We will pay interest on the 2034 Notes at the rate of % per year semi-annually, in arrears, on and of each year, beginning on , 2024.

Issue Date:	February , 2024.

Maturity Date:	The 2029 Notes will mature on , 2029.

The 2034 Notes will mature on , 2034.

Ranking:	The Notes and the Guarantee will be unsecured, unsubordinated obligations of RCI and the Guarantor, respectively, and will rank pari passu with our and the Guarantor’s existing and future unsecured, unsubordinated debt. The Notes and the Guarantee will be (1) effectively subordinated to any of our and the Guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the Guarantor, for so long as the Guarantee remains in effect).

Use of Proceeds:	We estimate that our net proceeds from the sale of the Notes, after deducting the underwriting commission, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$ million. We intend to use these net proceeds to repay certain of our outstanding indebtedness, including a portion of the borrowings under our term loan facility that we used to partially fund the Shaw Transaction. Pending any such uses, we may invest the net proceeds in bank deposits and money market securities. See “Use of Proceeds”.

Optional Redemption:	RCI has the option to redeem some or all of the Notes of each series prior to their stated maturity date at any time and from time to time, as described under the heading “Description of the Notes — Optional Redemption”.

Optional Redemption Upon Changes in Withholding Taxes:	At our option, we may redeem the Notes of each series in the event we or the Guarantor, as the case may be, become or would become obligated to pay Additional Amounts (as defined in “Description of the Notes — Additional Amounts”) with respect to such Notes or the Guarantee thereon, as applicable, as a result of certain changes involving Canadian taxation laws or treaties. See “Description of the Notes — Redemption Upon Changes In Withholding Taxes”.

Additional Amounts:	Any payments made by us or the Guarantor, as the case may be, with respect to either series of the Notes, or the Guarantee thereon, will be made without withholding or deduction for Canadian taxes unless required by law. Subject to certain exclusions, if we or the Guarantor, as the case may be, are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of the Notes, we or the Guarantor, as applicable, will pay the additional amount necessary so that the net amount received by the holders of the Notes after the withholding or deduction is not less than the amount that the holder would have received in the absence of the withholding or deduction. See “Description of the Notes — Additional Amounts” in this prospectus supplement.

Change in Control:	If we experience a change in control and there is a specified decline in the credit rating of a series of the Notes, we will be required to make an offer to purchase all of the Notes of such series at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the Notes of such series. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”.

Certain Covenants:	The indenture governing the Notes (the “Indenture”) contains covenants that, among other things, limit the ability of:

•	RCI to incur additional secured debt and enter into sale and leaseback transactions; and

•	RCI’s “Restricted Subsidiaries” to incur additional debt and enter into sale and leaseback transactions.

The covenants are subject to important exceptions, limitations and qualifications which are summarized under “Description of the Notes — Additional Covenants” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. On the initial issue date of the Notes, all of RCI’s subsidiaries will be “Restricted Subsidiaries”.

Form and Denomination:	The Notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes — Book-Entry System”, notes in definitive form will not be issued.

Risk Factors:	Investment in the Notes involves certain risks. Before deciding to invest in the Notes, you should consider carefully the risk factors referenced in the “Risk Factors” section of the accompanying prospectus and those described in the “Risks Related to the Notes” section of this prospectus supplement, as well as the other information in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Governing Law:	State of New York.

RISKS RELATED TO THE NOTES

An investment in the Notes involves risk. In addition to the risks set forth below and the other information contained in this prospectus supplement and the accompanying prospectus, you should consider carefully the risks and uncertainties described in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Discussions of certain risks and uncertainties affecting our business are provided in our annual information form, our 2022 Annual MD&A and our Q3 2023 Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement. Any of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The Notes and Guarantee will be structurally subordinated to the debt and other liabilities of our non-Guarantor subsidiaries and will be effectively subordinated to any of RCI’s and the Guarantor’s secured debt.

Subject to the release provisions described herein, the Notes will be unconditionally guaranteed on an unsubordinated, unsecured basis by RCCI, a direct, wholly-owned subsidiary of RCI. Our other subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by RCI on the Notes. Accordingly, the Notes will be structurally subordinated to all existing and future liabilities (including trade payables and debt) of such subsidiaries and, upon any release of its Guarantee, of RCCI. As a holding company, our ability to meet our financial obligations, including servicing our debt under the Notes, depends upon our receipt of funds from our subsidiaries. None of our subsidiaries has an obligation to make funds available to us to pay our obligations under the Notes or to pay those obligations except, in the case of RCCI, to the extent it is guaranteeing the Notes at the time. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding in respect of any of our subsidiaries that are not, at the time, guaranteeing the Notes, holders of the Notes will have no right to proceed against the assets of such non-Guarantor subsidiaries. Creditors of such non-Guarantor subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to RCI or, if applicable, RCCI, to pay their respective debts and other obligations. Pursuant to the terms of our existing debt obligations, including those of the Notes, our subsidiaries are permitted to incur additional debt subject to certain limitations. For certain summary financial information in respect of RCI, RCCI and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our 2022 Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Q3 2023 Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

The Notes and Guarantee will also be effectively subordinated in right of payment to all existing and any future secured debt of RCI and RCCI, respectively, to the extent of the value of the assets securing such debt. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of RCI or of RCCI, as applicable, that serve as collateral under any such secured debt would be made available to satisfy the obligations under the secured debt before any payments are made on the Notes or the Guarantee. As at December 31, 2023, neither RCI nor RCCI had any outstanding secured debt other than $1.6 billion of funding outstanding under our accounts receivable securitization program and lease liabilities secured by the underlying right-of-use assets with a net carrying amount of $2.6 billion. However, pursuant to the terms of our existing debt obligations, including those of the Notes, we may incur additional secured debt subject to certain limitations.

There can be no assurance that a trading market for the Notes will develop or as to the liquidity of any trading market that might develop for the Notes.

There is currently no established trading market for the Notes and we do not intend to have the Notes listed on any securities exchange. We have been informed by the underwriters that they presently intend to make a market in the Notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any market making may be discontinued at any time without notice at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the Notes and the market price quoted for the Notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the Notes or as to the liquidity of any trading market that may develop for the Notes. The absence of an active market for the Notes could adversely affect their market price and liquidity.

Changes in our creditworthiness or credit ratings may adversely affect the market value of the Notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.

There is no assurance as to our creditworthiness or that the credit ratings assigned to the Notes will remain in effect for any given period of time or that any such rating will not be lowered or withdrawn entirely by the relevant rating agency. An actual, anticipated or perceived change in our creditworthiness or in credit ratings assigned to the Notes may materially affect the market price or liquidity of the Notes. In addition, an actual, anticipated or perceived change in our creditworthiness or credit ratings may also affect the cost at which we can access the capital markets or obtain other funding.

The indenture governing RCI’s 8.75% Senior Debentures due 2032 (the “2032 Debentures”) contains restrictive covenants to which we are not subject for so long as more than one rating agency assigns the 2032 Debentures an investment grade rating and we are not in default of our obligations under such indenture. If we fail to meet these conditions, these restrictive covenants will be reinstated. If reinstated, these restrictive covenants might limit our operating flexibility and our ability to execute our business strategy unless we redeem the 2032 Debentures.

We may be unable to purchase the Notes upon a change in control triggering event.

If we experience a change in control and the Notes of a series experience a specified credit rating decline, we will be required to offer to purchase the Notes of such series for cash at a price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest to the date of purchase, in order to avoid an event of default under the Notes. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”. A change in control and a specified credit rating decline under the terms of the Notes of a series is likely to correspond with a change in control and a specified credit rating decline under the terms of our other public debt, which would require us to make a similar offer to purchase with respect to that debt in order to avoid an event of default thereunder. In addition, a change in control and a specified credit rating decline in respect of our senior public debt will constitute an event of default under our bank credit facilities. In the event of a change in control and a specified credit rating decline relating to our debt, we may not have sufficient funds to purchase all of the Notes, in addition to purchasing all of our existing public debt and repaying the amounts outstanding under our bank credit facilities.

We can enter into transactions, like recapitalizations, share repurchases, reorganizations and highly leveraged transactions, that do not constitute a Change in Control as defined in the Indenture but could adversely affect holders of the Notes.

The change in control triggering event provision contained in the Indenture may not necessarily afford you protection in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership of our voting stock or, even if they do, may still not constitute a “Change in Control Triggering Event” as defined in the Indenture, including because a “Change in Control Triggering Event” is deemed to occur upon both a “Change in Control” and a “Rating Decline” with respect to the Notes, each as defined in the Indenture. Except as described under “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”, the Indenture will not contain provisions that would require us to offer to repurchase or redeem the Notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction. Moreover, it will not, among other things, restrict our ability to repurchase our shares, and such repurchases could be material.

Certain bankruptcy, insolvency and other restructuring laws may impair the Trustee’s ability to receive payment and enforce remedies or other rights under the Notes.

The rights of the Trustee or holders of the Notes, including, without limitation, the right to enforce remedies under the Indenture or the Guarantee, may be significantly impaired, delayed, stayed, compromised or otherwise restricted by the provisions of applicable Canadian insolvency, bankruptcy, winding-up, reorganization and other restructuring or corporate arrangement legislation if the benefit of such laws are sought with respect to RCI or RCCI (as Guarantor). For example, the Bankruptcy and Insolvency Act (Canada) (the “BIA”), the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), the Winding-up and Restructuring Act (Canada) and other corporate arrangement legislation each contain provisions enabling a debtor to obtain a stay of proceedings in favor of itself and its property against its creditors and others and to prepare and file a plan of compromise and arrangement, plan of arrangement, or proposal to be considered and voted on by various affected classes of its creditors. Such a plan of compromise and arrangement, plan of arrangement, or proposal, if accepted by the requisite majorities of each affected class of creditors and approved by the relevant Canadian court, would be binding on all creditors within each affected class, such as holders of the Notes, including those creditors in an affected class who did not vote to accept the plan of compromise and arrangement, plan of arrangement or proposal. Moreover, these statutes permit, in certain circumstances, an insolvent debtor to retain possession, control and administration of its property, subject to court oversight, even though that debtor may be in default under the applicable debt instrument and the ability of its creditors to enforce their rights upon such default are impaired, delayed, stayed, compromised or otherwise restricted.

The approval threshold requirements provided in the Indenture for the modification of certain rights of the holders of Notes may be disregarded in a restructuring of our debt under applicable law or the order or decree of a court having jurisdiction. In an insolvency or bankruptcy or similar proceeding, the applicable insolvency statute will establish the approval threshold. Insolvency statutes generally require the consent of at least two-thirds of the value and majority in number of each of the classes of claims to be affected by, and voting on, the debt restructuring. For purposes of any such vote, claims with respect to the Notes would typically not vote as their own class but would instead vote as a single class with the holders of all other unsecured claims affected by the restructuring that have a commonality of interest with the Notes claims. These approval threshold requirements may also be disregarded in a restructuring by way of a court approved arrangement under a Canadian corporate statute. Some of these corporate debt restructurings have been court approved with only the required consent of debt holders representing at least two-thirds of the principal amount of the affected debt (voting by class or, in some cases, voting together with other classes of debt) voted in respect of the debt restructuring, notwithstanding a higher approval threshold requirement in the documentation evidencing the affected debt. Stays of proceedings have also been granted in connection with these corporate debt restructurings.

The powers of the court under Canadian insolvency, bankruptcy, winding-up, reorganization and other restructuring and corporate arrangement legislation (and in particular, the CCAA) have generally been interpreted and exercised broadly and remedially so as to preserve the enterprise value of a restructuring entity and protect such entity and its assets from actions taken by creditors and other parties. Accordingly, if RCI or RCCI (as Guarantor) were to become subject to proceedings commenced pursuant to Canadian insolvency, bankruptcy, winding-up, reorganization and other restructuring or corporate arrangement legislation, payments with respect to the Notes or the Guarantee may be delayed, stayed, compromised, discontinued or otherwise restricted and the Trustee and/or holders of the Notes may be unable to exercise or be otherwise impaired or restricted from exercising their rights under the Indenture and the Trustee and holders of the Notes may not be compensated for any delays in payments provided for under the Notes, the Guarantee or the Indenture, if any, including the payment of principal, interest and costs, including their respective fees and disbursements. In an insolvency or bankruptcy or similar proceeding creditors, including holders of the Notes, may not be entitled to be paid interest, contractual or otherwise, accruing after the date such proceedings are commenced.

The unaudited pro forma financial information included or incorporated by reference into this prospectus supplement is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Shaw Transaction.

This prospectus supplement includes and incorporates by reference certain pro forma financial information. This pro forma financial information has been prepared using the consolidated historical financial statements of RCI and Shaw, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the Shaw Transaction. In addition, the pro forma financial information included and incorporated by reference in this prospectus supplement is based in part on certain assumptions regarding the combined company after the Shaw Transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the Shaw Transaction. Accordingly, the pro forma financial information does not necessarily represent what would have been the combined company’s results of operations and financial condition had Shaw and RCI operated as a combined entity during the periods presented, or the combined company’s results of operations and financial condition following completion of the Shaw Transaction. In addition, the combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

ROGERS COMMUNICATIONS INC.

We are a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of high-speed Internet, cable television and phone services. Through Rogers Media, we are engaged in sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping and digital media.

Recent Developments

On February 1, 2024, we announced our unaudited financial and operating results for the fourth quarter and year ended December 31, 2023. Excerpts from our Q4 Earnings Release are included in the Q4 Information in Appendix A to this prospectus supplement.

THE GUARANTOR

RCCI, a Canadian corporation, is a direct, wholly-owned subsidiary of RCI that, together with certain of our other wholly-owned subsidiaries, operates our Wireless and Cable operations. For certain summary financial information in respect of RCI, RCCI and our non-Guarantor subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our 2022 Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Q3 2023 Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the Notes, after deducting the underwriting commission, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$    million. We intend to use these net proceeds to repay certain of our outstanding indebtedness, including a portion of the borrowings under our term loan facility that we used to partially fund the Shaw Transaction. See “Consolidated Capitalization”. Pending any such uses, we may invest the net proceeds in bank deposits and money market securities.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at December 31, 2023, on an actual basis and as adjusted to give effect to our issuance of the Notes offered hereby and the application of the net proceeds thereof to repay certain of our indebtedness, including a portion of the borrowings under our term loan facility that we used to partially fund the Shaw Transaction (assuming for purposes of the below that all of the net proceeds will be used to repay borrowings under our term loan facility). The following table should be read together with our Annual Financial Statements, 2022 Annual MD&A, Interim Financial Statements and the Q3 2023 Interim MD&A, each of which is incorporated by reference into this prospectus supplement, and the Q4 Information included in Appendix A to this prospectus supplement. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on December 31, 2023 of US$1.00 = $1.3226.

	December 31, 2023
	Actual	As Adjusted(1)
	(In millions of Canadian dollars, unaudited)
Cash and cash equivalents (bank advances)	$800	$

Short-term borrowings:
Accounts receivable securitization program(2)	$1,600		$1,600
US commercial paper program(3)	150		150
Non-Revolving Credit Facilities	—		—

Total short-term borrowings	$1,750		$1,750

Long-term debt (including current portion):
Revolving credit facilities(4)	$—		$—
Outstanding public debt:(5)
Term loan facility(6)	4,286
4.35% Senior Notes Due 2024(7)	500		500
4.00% Senior Notes Due 2024	600		600
2.95% Senior Notes Due 2025	1,323		1,323
3.10% Senior Notes Due 2025	1,250		1,250
3.625% Senior Notes Due 2025	926		926
5.65% Senior Notes Due 2026	500		500
2.90% Senior Notes Due 2026	661		661
3.65% Senior Notes Due 2027	1,500		1,500
3.80% Senior Notes Due 2027	300		300
3.20% Senior Notes Due 2027	1,719		1,719
5.70% Senior Notes Due 2028	1,000		1,000
4.40% Senior Notes Due 2028	500		500
3.30% Senior Notes Due 2029	500		500
3.75% Senior Notes Due 2029	1,000		1,000
3.25% Senior Notes Due 2029	1,000		1,000
5.80% Senior Notes Due 2030	500		500
2.90% Senior Notes Due 2030	500		500
3.80% Senior Notes Due 2032	2,645		2,645
4.25% Senior Notes Due 2032	1,000		1,000
8.75% Senior Debentures Due 2032	265		265
5.90% Senior Notes Due 2033	1,000		1,000
7.50% Senior Notes Due 2038	463		463
6.68% Senior Notes Due 2039	500		500

	December 31, 2023
	Actual	As Adjusted(1)
	(In millions of Canadian dollars, unaudited)
6.75% Senior Notes Due 2039	1,450		1,450
6.11% Senior Notes Due 2040	800		800
6.56% Senior Notes Due 2041	400		400
4.50% Senior Notes Due 2042	992		992
4.50% Senior Notes Due 2043	661		661
5.45% Senior Notes Due 2043	860		860
5.00% Senior Notes Due 2044	1,389		1,389
4.30% Senior Notes Due 2048	992		992
4.25% Senior Notes Due 2049	300		300
4.35% Senior Notes Due 2049	1,653		1,653
3.70% Senior Notes Due 2049	1,323		1,323
4.55% Senior Notes Due 2052	2,645		2,645
5.25% Senior Notes Due 2052	1,000		1,000
5.00% Fixed-to-Fixed Rate Subordinated Notes Due 2081	2,000		2,000
5.25% Fixed-to-Fixed Rate Subordinated Notes Due 2082	992		992
Notes offered hereby	—
Deferred transaction costs and discounts(8)	(1,040)

Total long-term debt (including current portion)(9)	$40,855	$
Shareholders’ equity	$10,440		$10,440

Total capitalization	$51,295	$

(1)	Except as described above, the As Adjusted data in the capitalization table does not reflect any transaction or events occurring or anticipated to occur after December 31, 2023.
(2)

Our accounts receivable securitization program (the “Securitization Program”) enables RCI to sell certain trade receivables into the program. For further details in respect of the Securitization Program, see Note 19 to our Annual Financial Statements and the Q4 Information.

(3)

RCI’s US commercial paper program (our “US CP program”) allows RCI to issue US commercial paper up to a maximum aggregate principal amount of US$1.5 billion with scheduled maturity dates ranging from 1 to 397 days from issuance. Our US CP program does not provide for any committed financing and our ability to refinance US commercial paper at maturity with additional US commercial paper is subject to ongoing market and other conditions. RCI’s obligations under our US CP program are unsecured and guaranteed by RCCI and rank equally in right of payment with all of our senior notes and debentures. For further details in respect of our US CP program, see Note 19 in our Annual Financial Statements and the Q4 Information.

(4)

We have a $4.0 billion revolving credit facility. Our debt under this revolving credit facility is unsecured and guaranteed by RCCI and ranks equally in right of payment with all of our senior notes and debentures. For further details in respect of our revolving credit facility, see Note 21 to our Annual Financial Statements and the Q4 Information.

(5)

As of the date hereof, all of our outstanding public debt is unsecured. RCI’s obligations under this public debt (except for our 5.00% Fixed-to-Fixed Rate Subordinated Notes Due 2081 and 5.25% Fixed-to-Fixed Rate Subordinated Notes Due 2082) are guaranteed by RCCI. For further details in respect of our public debt, see Note 21 to our Annual Financial Statements and the Q4 Information.

(6)	In April 2023, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, the “Shaw Shares”) of Shaw and we drew the maximum

$6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. In September 2023, we repaid $500 million of the tranche maturing on April 3, 2027. In the fourth quarter of 2023, we repaid an additional $1.1 billion of the same tranche such that the amount outstanding under the term loan facility has been reduced to $4.4 billion, of which $400 million remains outstanding under the April 3, 2027 tranche. For further details, Note 21 to our Annual Financial Statements and the Q4 Information.
(7)	On January 31, 2024, we repaid the entire outstanding $500 million aggregate principal amount of 4.35% Senior Notes due 2024.
(8)

We derived the as adjusted deferred transaction costs and discounts by increasing actual deferred transaction costs and discounts by $    million, which is our estimate of the underwriters’ commission, discounts, and other expenses we expect to incur in connection with this offering.

(9)

Effective January 1, 2019, we adopted IFRS 16, Leases (“IFRS 16”) with the cumulative effect of initial application recognized as an adjustment to retained earnings. The most significant effect of IFRS 16 was the recognition of the initial present value of unavoidable lease payments as right of use assets and lease liabilities on the statement of financial position for all leases, including those that were previously accounted for as operating leases. Our total lease liabilities (including current portion) as at December 31, 2023 were approximately $2.593 billion. For further details in respect of these lease liabilities, see Note 8 to our Annual Financial Statements and the Q4 Information.

EARNINGS COVERAGE

As Adjusted Historical Earnings Coverage Ratio

The following as adjusted earnings coverage ratio and associated financial information have been calculated on a consolidated basis for the 12-month period ended September 30, 2023 based on our financial statements for the respective periods, which have been prepared in accordance with IFRS.

The borrowing cost requirements used for this as adjusted earnings coverage ratio are adjusted to give effect to:

(i)	our issuance on September 21, 2023 of:

•	$500 million aggregate principal amount of 5.65% Senior Notes due 2026,

•	$1 billion aggregate principal amount of 5.70% Senior Notes due 2028,

•	$500 million aggregate principal amount of 5.80% Senior Notes due 2030, and

•	$1 billion aggregate principal amount of 5.90% Senior Notes due 2033,

(ii)	our repayment at maturity, on October 2, 2023, of our then outstanding US$850 million aggregate principal amount of 4.10% Senior Notes due 2023 together with any associated hedges,

(iii)	our repayment at maturity, on November 2, 2023, of our then outstanding $500 million aggregate principal amount of 3.80% Senior Notes due 2023,

(iv)

our issuance (net of repayments) of commercial paper under our US commercial paper program with an aggregate principal amount of approximately $150 million during the three months ended December 31, 2023,

(v)	our repayment of approximately $1,350 million of borrowings under our non-revolving credit facilities and term loan facility during the three months ended December 31, 2023,

(vi)	our repayment at maturity, on January 31, 2024, of our then outstanding $500 million aggregate principal amount of 4.35% Senior Notes due 2024, and

(vii)	our issuance of the Notes under this prospectus supplement and the application of the estimated net proceeds therefrom to repay US$ million of borrowings under our term loan facility,

as if each such transaction had occurred on October 1, 2022. See “Consolidated Capitalization”. For the purpose of calculating the as adjusted information below, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on September 30, 2023 of US$1.00 = $1.3520.

The as adjusted information in the following table does not give effect to adjustments for any (x) issuance or repayment of US commercial paper under our US commercial paper program subsequent to December 31, 2023 or (y) advances or repayments of debt under our non-revolving credit facilities subsequent to December 31, 2023, as these would not, in the aggregate, materially affect the as adjusted earnings coverage ratio.

12 Months Ended September 30, 2023
Earnings before borrowing costs and income taxes		$3,585 million
As adjusted borrowing cost requirements(1)	$	million
As adjusted earnings coverage ratio(2)		x

(1)

As adjusted borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned, as adjusted to reflect the adjustments noted in the second paragraph of this “— As Adjusted Historical Earnings Coverage Ratio” subsection of “Earnings Coverage”.

(2)	As adjusted earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes, and (ii) our as adjusted borrowing cost requirements for the applicable period.

The above table should be read together with the Annual Financial Statements and the Interim Financial Statements, each of which is incorporated by reference in the prospectus, as supplemented by this prospectus supplement, as well as the Q4 Information in Appendix A to this prospectus supplement. The Q4 Information includes certain financial information that is more current than is provided in the table above.

As Adjusted Pro Forma Earnings Coverage Ratio

The following as adjusted pro forma earnings coverage ratio and associated financial information are based on the historical consolidated financial statements of RCI and Shaw, as adjusted to give pro forma effect to the Shaw Transaction on the basis set out in pro forma financial statements contained in the Business Acquisition Report.

The pro forma borrowing cost requirements used for this as adjusted pro forma earnings coverage ratio are further adjusted to give effect to:

(i)	our repayment at maturity, on March 15, 2023, of our then outstanding US$500 million aggregate principal amount of 3.00% Senior Notes Due 2023 together with any associated hedges,

(ii)	our repayment of $200 million under Shaw’s legacy accounts receivables securitization program during the twelve months ended December 31, 2023,

(iii)	our issuance on September 21, 2023 of:

•	$500 million aggregate principal amount of 5.65% Senior Notes due 2026;

•	$1 billion aggregate principal amount of 5.70% Senior Notes due 2028;

•	$500 million aggregate principal amount of 5.80% Senior Notes due 2030; and

•	$1 billion aggregate principal amount of 5.90% Senior Notes due 2033,

(iv)	our repayment at maturity, on October 2, 2023, of our then outstanding US$850 million aggregate principal amount of 4.10% Senior Notes due 2023 together with any associated hedges,

(v)	our repayment at maturity, on November 2, 2023, of our then outstanding $500 million aggregate principal amount of 3.80% Senior Notes due 2023,

(vi)

our repayment (net of additional issuances) of commercial paper under our US commercial paper program with an aggregate principal amount of approximately $64 million during the twelve months ended December 31, 2023,

(vii)	our repayment (net of borrowings) of approximately $375 million of borrowings under our non-revolving credit facilities during the twelve months ended December 31, 2023,

(viii)	our repayment of approximately $1,600 million of borrowings under our term loan facility during the twelve months ended December 31, 2023,

(ix)	our repayment of approximately $800 million under our receivable securitization program during the twelve months ended December 31, 2023,

(x)	our repayment at maturity, on January 31, 2024, of our then outstanding $500 million aggregate principal amount of 4.35% Senior Notes due 2024, and

(xi)	our issuance of the Notes under this prospectus supplement and the application of the estimated net proceeds therefrom to repay US$ million of borrowings under our term loan facility,

as if each such transaction had occurred on January 1, 2022. See “Consolidated Capitalization”. For the purpose of calculating the as adjusted pro forma information below, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on December 31, 2022 of US$1.00 = $1.3544.

The as adjusted pro forma information in the following table does not give effect to adjustments for any (x) issuance or repayment of US commercial paper under our US commercial paper program subsequent to December 31, 2023, (y) advances or repayments of debt under our non-revolving credit facilities subsequent to December 31, 2023, or (z) advances or repayments of debt under our revolving credit facility subsequent to December 31, 2022, as these would not, in the aggregate, materially affect the pro forma earnings coverage ratio.

12 Months Ended December 31, 2022
Pro forma earnings before borrowing costs and income taxes(1)		$3,432 million
As adjusted pro forma borrowing cost requirements(2)	$	million
As adjusted pro forma earnings coverage ratio(3)		x

(1)

Pro forma earnings before borrowing costs and income taxes adjusts earnings before borrowing costs and income taxes to give effect to the Shaw Transaction on the basis provided in the pro forma financial statements in the Business Acquisition Report. Pro forma earnings before borrowing costs and income taxes do not include interest earned.

(2)

Borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned. As adjusted pro forma borrowing cost requirements adjusts borrowing cost requirements to (i) give effect to the Shaw Transaction on the basis provided in the pro forma financial statements in the Business Acquisition Report and (ii) reflect the further adjustments noted in the second paragraph of this “— As Adjusted Pro Forma Earnings Coverage Ratio” subsection of “Earnings Coverage”.

(3)

As adjusted pro forma earnings coverage ratio refers to the ratio of (i) our pro forma earnings before borrowing costs and income taxes, and (ii) our as adjusted pro forma borrowing cost requirements for the applicable period.

The pro forma financial information set out above gives effect to the Shaw Transaction as if it had occurred on January 1, 2022 and is presented for illustrative purposes only. This pro forma financial information is not necessarily indicative of what our financial position or financial performance would have been had the Shaw Transaction been completed on January 1, 2022. In addition, this pro forma financial information does not purport to be indicative of our earnings coverage ratios for any future periods or to project our future financial position or operating results following the completion of the Shaw Transaction and should not be taken as representative of our future consolidated results of operations or financial position. The actual financial condition and results of operations of the combined company resulting from the amalgamation of RCI and Shaw may differ from the pro forma amounts reflected herein due to a variety of factors and those differences may be material. This pro forma financial information does not reflect, among other things, (i) any cost savings, operating synergies, or revenue enhancements the combined company may achieve after closing the Shaw Transaction, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) any costs associated with the integration of the operations of RCI and Shaw and their respective subsidiaries after closing the Shaw Transaction, or (iii) any adjustments related to the provision of transition or other services related to the Freedom Transaction (as defined in the accompanying prospectus).

The above table should be read together with the Annual Financial Statements, the Interim Financial Statements and the Business Acquisition Report (including the consolidated financial statements of Shaw and the pro forma financial statements included therein), all of which are incorporated by reference into the prospectus, as supplemented by this prospectus supplement, as well as the Q4 Information in Appendix A to this prospectus supplement. The Q4 Information includes certain financial information that is more current than is provided in the table above.

DESCRIPTION OF THE NOTES

General

Certain terms used in this “Description of the Notes” are defined under the subheading “— Certain Definitions”. In this description, references to “we,” “us,” “our” and “RCI” refer only to Rogers Communications Inc. (or its successors, if any, under the Indenture (as defined below)) and not to any of its subsidiaries or Affiliates. Unless otherwise specified, references to “US$” are to U.S. dollars and references to “$” are to Canadian dollars.

The    % Senior Notes due 2029 (the “2029 Notes”) and the    % Senior Notes due 2034 (the “2034 Notes” and, together with the 2029 Notes, the “Notes”) will be issued under an indenture (as supplemented by supplemental indentures from time to time, including the First Amending Supplemental Indenture dated as of January 1, 2016, but excluding supplemental indentures establishing the terms of debt securities, the “Base Indenture”), dated as of August 6, 2008, between RCI and The Bank of New York Mellon, as trustee (the “Trustee”). Each series of Notes will be issued under its own supplemental indenture (each, a “Supplemental Indenture”) to be dated as of the Issue Date, and references in this prospectus supplement to the “Indenture” in respect of a series of Notes are to the Base Indenture and the Supplemental Indenture applicable to such series of Notes. Although for convenience the 2029 Notes and 2034 Notes are referred to collectively as the “Notes,” each will be issued as a separate series under the Base Indenture and treated as separate series of debt securities for all purposes under the Base Indenture. The following summary of certain provisions of the Notes and the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Notes and the Indentures, including the definitions of certain terms contained therein.

The Notes will be issued only in fully registered book-entry form without coupons only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The Notes will be issued in the form of global notes. Global notes will be registered in the name of a nominee of DTC, New York, New York, as described under “Book-Entry Settlement and Clearance”.

The Notes will not be entitled to the benefit of any sinking fund.

Principal Amount; Maturity And Interest

The 2029 Notes will be initially issued in an aggregate principal amount of US$    and will mature on     , 2029. The 2029 Notes will bear interest at the rate of    % per annum, payable semi-annually in arrears on    and     of each year, commencing on    , 2024. Interest on the 2029 Notes will be payable to the holders of record on     and     , as the case may be, immediately preceding such interest payment date, whether or not such day is a Business Day.

The 2034 Notes will be initially issued in an aggregate principal amount of US$    and will mature on     , 2034. The 2034 Notes will bear interest at the rate of    % per annum, payable semi-annually in arrears on    and     of each year, commencing on    , 2024. Interest on the 2034 Notes will be payable to the holders of record on     and     , as the case may be, immediately preceding such interest payment date, whether or not such day is a Business Day.

The Notes of each series will be denominated in U.S. dollars and all payments of principal, premium, if any, and interest thereon (including, if applicable, the Change in Control Purchase Price in relation to a series of Notes) will be paid in U.S. dollars. Interest on the Notes of each series will accrue from the most recent date on which interest has been paid on such series of Notes or, if no interest has been paid, from and including the Issue Date. To the extent lawful, interest will accrue on any overdue interest on a series of Notes at the same rate interest accrues on such Notes. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date, maturity date, or date of redemption falls on a day that is not a Business Day, then payment will be made on the next Business Day without any additional interest accruing between the interest payment date, maturity date, or date of redemption and the day payment is actually made.

Additional Notes

RCI may, from time to time, without notice to or the consent of the holders of a particular series of Notes, create and issue, pursuant to the applicable Indenture, additional notes of such series (“Additional Notes”) maturing on the same maturity date as such series of Notes and having the same terms and conditions under the applicable Indenture as such series of Notes (except for the issue date and, if applicable, the date from which interest accrues and the date of the first payment of interest thereon) so that such Additional Notes shall be consolidated and form a single class with the Notes of such series for all purposes under the applicable Indenture, including with respect to waivers, amendments, redemptions and offers to purchase; provided that, if any such Additional Notes in respect of a series are not fungible with such series of Notes for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP, ISIN or other identifying number.

Guarantees And Ranking

The payment of principal of, premium, if any, and interest on each series of Notes, and all other payment obligations of RCI that arise under the Supplemental Indenture and each Note of such series will be fully and unconditionally guaranteed (such guarantee, in respect of the Notes of a series, a “Guarantee” and, collectively, the “Guarantees”) by RCCI, one of RCI’s direct, wholly-owned subsidiaries (the “Guarantor”). The Guarantees will be fully and unconditionally guaranteed by RCI on an unsecured, unsubordinated basis. Any payments made by the Guarantor with respect to a Note or Guarantee will be made without withholding or deduction for or on account of Taxes (as defined in “— Additional Amounts”) unless required by law or by interpretation or administration thereof. If the Guarantor is so required to withhold or deduct any amount for or on account of Taxes, the Guarantor will pay Additional Amounts on the same terms, and subject to the same conditions and limitations, as would apply to RCI if it were required to pay Additional Amounts. See the section entitled “— Additional Amounts”.

The Guarantor will be released and relieved from all of its obligations under a Guarantee in respect of a series of Notes, and the applicable Guarantee will be terminated, upon the request of RCI (without the consent of the Trustee) if, immediately after giving effect to such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of the Guarantor), RCI would be in compliance with the “Limitation on Restricted Subsidiary Debt” covenant described below under “— Certain Covenants”. Notwithstanding the above, no Guarantee with respect to a series of Notes may be released pursuant to the above provisions if, immediately after the release, the Guarantor remains a co-obligor or guarantor in respect of any of RCI’s public debt securities outstanding on the Issue Date. Among other things, the above release provisions will permit the release and termination of a Guarantee in the event of a sale or other transaction as a result of which the Guarantor would cease to be a Subsidiary of RCI; provided that RCI is in compliance with the aforementioned covenant after giving pro forma effect to such disposition (including the application of any proceeds therefrom). Other than in accordance with these release provisions, or the other release provisions provided for in the applicable Indenture, the Guarantor will not be released from its payment obligations under its Guarantee in respect of a series of Notes and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the holder of each outstanding Note of the affected series. RCI may also, at its option, and at any time, elect to have its obligations and the obligations of the Guarantor discharged with respect to a series of Notes upon fulfillment of the conditions described in the section entitled “— Satisfaction And Discharge” or in the accompanying prospectus under “Description of Debt Securities — Defeasance and Covenant Defeasance of Indenture”.

Each Indenture will provide that, unless the Guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its Guarantees in accordance with the above release provisions or any other release provision set forth in such Indenture, the Guarantor will not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless (a) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Guarantor or a subsidiary of the Guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing and (b) either (1) the Guarantor will be the continuing Person or (2) the Person (if other than the Guarantor) formed by such consolidation or amalgamation or into which the Guarantor is merged or the Person that acquires by conveyance, transfer, lease or other disposition the properties and assets of the Guarantor substantially as an entirety shall, unless that Person is RCI, (i) be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia and (ii) assume by operation of law or expressly assume, by a supplemental indenture, all of the obligations of the Guarantor under its Guarantees. In the event of any transaction described in and complying with the conditions listed in this paragraph in which the Guarantor is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under the applicable Indenture and thereafter, except in the case of a lease, the Guarantor will be released and relieved from all of its obligations under the Guarantees.

The Notes and the Guarantees will be unsecured, unsubordinated obligations of RCI and the Guarantor, respectively, and will rank pari passu with our and the Guarantor’s other existing and future unsecured, unsubordinated debt. The Notes and the Guarantees will be (1) effectively subordinated to all of our and the Guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the Guarantor, for so long as the Guarantees remain in effect). As at December 31, 2023, neither RCI nor the Guarantor had any outstanding secured debt other than $800 million of funding outstanding under RCI’s accounts receivable securitization program and lease liabilities secured by the underlying right-of-use assets with a net carrying amount of $2.593 billion.

For certain summary financial information in respect of RCI, the Guarantor and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our 2022 Annual MD&A and our Interim Financial Statements, which are incorporated by reference into this prospectus supplement.

Paying Agent And Registrar For The Notes

RCI will maintain one or more paying agents and registrars for the Notes.

Additional Amounts

All payments made by RCI under or with respect to each series of Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless RCI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If RCI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to a series of Notes, RCI will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of such series of Notes in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes of the applicable series in respect of a beneficial owner

(i)

with which RCI does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at the time of making such payment or which is entitled to the payment in respect of a debt or other obligation to pay an amount to a person with which RCI does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment,

(ii)

which is a “specified shareholder” of RCI, or which does not at any time deal at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” of RCI as defined in subsection 18(5) of the Tax Act,

(iii)	which is an entity in respect of which RCI is a “specified entity” (as defined in proposed subsection 18.4(1) of the Tax Act contained in Bill C-59),

(iv)	where all or any portion of the amount paid or credited to such holder is deemed to be a dividend pursuant to subsection 214(6) of the Tax Act,

(v)

which is subject to such Taxes by reason of the holder or beneficial owner carrying on business in, maintaining a permanent establishment or other physical presence in or otherwise being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of Notes of such series or the receipt of payments thereunder,

(vi)

which is subject to such Taxes by reason of the legal nature of the holder or beneficial owner disentitling such holder or beneficial owner to the benefit of an applicable treaty or convention if and to the extent that the application of such treaty or convention would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to a holder on behalf of such beneficial owner,

(vii)

which is subject to such Taxes by reason of the failure by a holder or beneficial owner to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes,

(viii)

if the Notes of such series are presented for payment more than 15 days after the date on which such payment or such Notes of such series became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional Amounts had the Notes of such series been presented on the last day of such 15-day period),

(ix)	on account of any estate, inheritance, gift, sales, value added, excise, transfer, use, personal property tax or similar tax, assessment or governmental charge,

(x)

that is a fiduciary, partnership or any other entity other than the sole beneficial owner of such payment to the extent the Taxes giving rise to such Additional Amounts would not have been imposed had the holder of the Notes been the beneficiary, partner or sole beneficial owner, as the case may be, of the payment,

(xi)

on account of any Taxes (a) that are payable other than by deduction or withholding from a payment of the principal of, premium, if any, principal of, premium, if any, or interest on the Notes on the Notes, (b) that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later or (c) that are required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding or deduction by at least one other paying agent or

(xii)	any combination of (i) through (xi).

RCI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of a holder of Notes, RCI will furnish, as soon as reasonably practicable, to such holder of Notes evidence of such payment by RCI.

If a holder in respect of a beneficial owner has received a refund or credit for any Taxes with respect to which RCI has paid Additional Amounts, such holder shall pay over such refund to RCI (but only to the extent of such Additional Amounts), net of all out-of-pocket expenses of such holder or beneficial owner, together with any interest paid by the relevant tax authority in respect of such refund.

At least 30 days prior to each date on which any payment under or with respect to a series of Notes is due and payable, if RCI will be obligated to pay Additional Amounts with respect to such payment, RCI will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information necessary to enable the Trustee, on behalf of RCI, to pay such Additional Amounts to holders of such series of Notes on the payment date. Whenever in an Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that RCI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes of any series, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, RCI may redeem all, but not less than all, the Notes of such series at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date. See the subsection entitled “— Redemption Upon Changes In Withholding Taxes”.

Optional Redemption

Prior to the applicable Par Call Date, RCI may at any time and from time to time redeem, at the option of RCI, all or part of any series of Notes at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed are scheduled to mature on the Par Call Date applicable to such Notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Applicable Basis Points less (b) accrued and unpaid interest on such Notes to the date of redemption, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date, each series of Notes may be redeemed at RCI’s option, in whole or in part at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes of such series to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

“Applicable Basis Points” means (i) with respect to the 2029 Notes,    basis points and (ii) with respect to the 2034 Notes,    basis points.

“Par Call Date” means (i) with respect to the 2029 Notes,    , 20 (the date that is    months prior to the scheduled maturity of the 2029 Notes) and (ii) with respect to the 2034 Notes,    , 20 (the date that is    months prior to the scheduled maturity of the 2034 Notes).

“Treasury Rate” means, with respect to any redemption date, the yield determined by RCI in accordance with the following two paragraphs.

The Treasury Rate shall be determined by RCI after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate in respect of a series of Notes, RCI shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date for such series of Notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to such Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than such Remaining Life – and shall interpolate to such Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than such Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to such Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date with respect to a series of Notes H.15 TCM is no longer published, RCI shall calculate the applicable Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date for such series of Notes, as applicable. If there is no United States Treasury security maturing on such Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from such Par Call Date, one with a maturity date preceding such Par Call Date and one with a maturity date following such Par Call Date, RCI shall select the United States Treasury security with a maturity date preceding such Par Call Date. If there are two or more United States Treasury securities maturing on such Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, RCI shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

RCI’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Except as provided below under “— Additional Event Of Default For A Change In Control Triggering Event”, RCI will not be obligated, pursuant to mandatory sinking fund payments or otherwise, to redeem any of the Notes and will not be obligated, at the option of the holder, to purchase or repay any of the Notes.

Redemption Upon Changes In Withholding Taxes

RCI is entitled to redeem each series of Notes, at the option of RCI at any time in whole but not in part, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the date of redemption (subject to the right of holders of record of such series of Notes on the relevant record date to receive interest due on the relevant interest payment date), if any, in the event RCI or the Guarantor, as the case may be, has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such series of Notes, or the Guarantee thereon, as applicable, any Additional Amounts as a result of:

(1)

a change in, or an amendment to, the laws (including any regulations, rulings or protocols promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein);

(2)

any change in or amendment to, or introduction of, any official position regarding the application, administration or interpretation of such laws, regulations, rulings, protocols or treaties (including a holding, judgment or order by a court of competent jurisdiction); or

(3)	any official proposal of the aforementioned changes in clauses (1) and (2) above;

which change, amendment or official proposal is announced or becomes effective on or after the Issue Date, and RCI determines in its good faith judgment, that it cannot avoid such obligation by the use of reasonable commercial measures available to RCI or the Guarantor, which, for greater certainty, shall not include substitution of the obligor under such Notes.

Selection and Notice

If less than all of the Notes of a series are to be redeemed at any time, selection of Notes of such series for redemption will be made by the Trustee on a pro rata basis or by lot or otherwise in accordance with the procedures of DTC, unless RCI notifies the Trustee in writing that the Notes of such series are listed on any national securities exchange, in which case such selection shall be made in compliance with the requirements of the principal national securities exchange, if any, on which the Notes of such series are listed; provided that no Notes of US$2,000 or less shall be purchased or redeemed in part.

A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the holder thereof upon cancellation of the original Note.

Notice of any redemption will be delivered at least 10 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

Any optional redemption of the Notes of any series (and any related notice of redemption) (whether prior to, on or after the applicable Par Call Date) may, at RCI’s discretion, be subject to one or more conditions precedent, including completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other transaction or event. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in RCI’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date fixed for redemption. In addition, RCI may provide in such notice that payment of the redemption price and other amounts owing for the redemption of any Notes of any series and performance of RCI’s obligations with respect to such redemption may be performed by another Person.

Unless RCI defaults in payment of the redemption price of the Notes to be redeemed, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Purchase of Notes

In addition to RCI’s right to redeem Notes as set forth above under “— Optional Redemption” and “— Redemption Upon Changes In Withholding Taxes,” RCI may, at any time and from time to time, purchase Notes of any series pursuant to open-market transactions, tender offers or otherwise.

Certain Covenants

Each Indenture will contain the covenants summarized below.

Limitation on Secured Debt

RCI will not, and RCI will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as RCI secures, or causes such Restricted Subsidiary to secure, the Notes of the applicable series equally and ratably with (or prior to) such Secured Debt. However, any of RCI or its Restricted Subsidiaries may incur Secured Debt without securing such Notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of RCI’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes of such series and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure Notes of a series under this covenant shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure such Notes under this covenant.

If, upon any consolidation, amalgamation or merger of RCI or the Guarantor, as applicable, with or into any other Person, or upon any conveyance, transfer, lease or disposition of the properties of RCI or the Guarantor, as applicable, substantially as an entirety to any Person, in each case as described in the accompanying prospectus in the section entitled “Description of Debt Securities — Mergers, Amalgamations and Sales of Assets by RCI”, in the case of RCI, and as described under the subheading “— Guarantees And Ranking”, in the case of the Guarantor, any property or asset of RCI or any Subsidiary of RCI would become subject to a Lien, then, unless such Lien could be created pursuant to the covenant described in the paragraph above without equally and ratably securing the Notes of the applicable series, RCI or the Guarantor, as applicable, simultaneously with or prior to such transaction, will, as to such property or asset, secure such Notes (or cause such Notes to be secured) equally and ratably with (or prior to) the Debt that upon such transaction is to become secured as to such property or asset by such Lien.

Limitation on Sale and Leaseback Transactions

RCI will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either:

(1)

immediately thereafter, the sum of (x) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by RCI or a Restricted Subsidiary on or after the Issue Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the Issue Date) and (y) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Notes of the applicable series, would not exceed 15% of RCI’s Consolidated Net Tangible Assets; or

(2)

an amount, equal to the greater of the net proceeds to RCI or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of RCI or a Restricted Subsidiary.

However, Debt which is subordinate to the Notes of the applicable series or which is owed to RCI or a Restricted Subsidiary may not be retired in satisfaction of clause (2) above.

Limitation on Restricted Subsidiary Debt

RCI will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Notes of the applicable series are secured equally and ratably with (or prior to) such Debt), unless:

(1)

the obligations of RCI under the Notes of such series are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the holders of the Notes of such series under such guarantee ranks prior to or pari passu with such Debt; or

(2)

after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt of all Restricted Subsidiaries (other than Exempted Secured Debt and, for the avoidance of doubt, any Debt permitted by clause (1) above), (y) the then outstanding aggregate principal amount of Secured Debt of RCI (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to RCI or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

Reports

So long as any Notes remain outstanding, RCI will provide to the Trustee within 30 days after RCI is required to file the same with the SEC, copies of the annual reports and quarterly reports and of the information, documents and other reports which RCI may be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (collectively, the “Financial Reports”); provided, however, that RCI need not furnish any such information, documents or reports to the extent they are made publicly available on SEDAR+ or EDGAR or any other website maintained by the securities regulatory authorities in Canada or the SEC. Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of RCI on SEDAR+ or EDGAR or any other applicable website, it being understood that, due to the public availability of the information contained on such websites, any Person, including without limitation any holder, may obtain such information directly from such websites copies of RCI’s annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which RCI is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

If RCI is not required to file with the SEC the Financial Reports, RCI will furnish (without cost) to each holder of Notes then outstanding and file with the Trustee (i) within 120 days after the end of each fiscal year, its audited consolidated financial statements for such fiscal year prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian securities regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time) and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited consolidated financial statements for the interim period as at, and for the interim period ending on, the end of such fiscal quarter prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian securities regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time).

The obligations of RCI to deliver the Financial Reports or the financial statements referred to in the preceding paragraph will be deemed satisfied if any parent entity of RCI has delivered to the Trustee (including by making them publicly available on SEDAR+ or EDGAR) the applicable Financial Reports or financial statements, as applicable, that would otherwise be required to be provided in respect of RCI, with respect to such parent entity; provided that such obligations will only be deemed to be satisfied if, and for so long as, such parent entity furnishes to the Trustee (either in or with a copy of such Financial Reports or financial statements, as applicable) “summary financial information” as defined in Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (or substantially equivalent financial information provided for in any successor provision thereto in NI 51-102 or any successor instrument) for the parent entity for the periods covered by such financial statements with a separate column for (i) the parent entity, (ii) RCI, (iii) all guarantors (if any) (on a combined basis), (iv) any other subsidiaries of the parent entity (on a combined basis), (v) consolidating adjustments and (vi) total consolidated amounts.

Delivery of such Financial Reports or financial statements, as applicable, to the Trustee is for informational purposes only, and the Trustee’s receipt thereof shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including RCI’s compliance with any of its covenants (as to which the Trustee is entitled to certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, RCI’s compliance with the covenants or with respect to any reports or other documents filed on SEDAR+, EDGAR or any website.

Restricted Subsidiaries

The Board of Directors of RCI may designate any Restricted Subsidiary or any Person that is to become a Subsidiary of RCI as an Unrestricted Subsidiary, or RCI or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other

Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of RCI’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this “Restricted Subsidiaries” covenant, (1) RCI’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets. Upon the closing of this offering, none of RCI’s Subsidiaries will be designated as an Unrestricted Subsidiary.

The Board of Directors of RCI may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Nothing in this “Restricted Subsidiaries” covenant shall restrict or limit RCI or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

Events Of Default

The Indenture with respect to a series of Notes will define an “Event of Default” with respect to such series of Notes as being any one of the following occurrences:

(1)	there is a failure to pay when due the principal of (or any applicable redemption price of) any Note of such series;

(2)	there is a failure to pay interest or any Additional Amounts on any Note of such series for 30 days after the date when due;

(3)

RCI or any Restricted Subsidiary fails to perform or observe any other covenant that is applicable to such series of Notes contained in the Indenture for a period of 60 days after written notice of such failure has been given to RCI by the Trustee or to RCI and the Trustee by the holders of 25% or more in aggregate principal amount of the outstanding Notes of such series;

(4)

(i) there shall have occurred one or more defaults of RCI or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for money borrowed of RCI or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity and, in any case referred to in the foregoing clause (i), such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such non-payment or acceleration;

(5)

any judgments or orders aggregating an amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity rendered against RCI or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(6)	certain events of bankruptcy, insolvency or reorganization affecting RCI or any Restricted Subsidiary shall occur.

If an Event of Default (other than an Event of Default specified in clause (6) above) occurs and is continuing in respect of any series of Notes the Trustee or the holders of not less than 25% in aggregate principal amount of outstanding Notes of such affected series may declare the principal of all outstanding Notes of such series due and payable. If an Event of Default specified in clause (6) above occurs and is continuing in respect of a series of Notes, then the principal of all outstanding Notes of such series will become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of such series.

At any time after a declaration of acceleration with respect to a series of Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding Notes of such accelerated series acting in writing may, on behalf of the holders of all of the Notes of such accelerated series, rescind and annul such declaration of acceleration and its consequences if (a) RCI has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee with respect to such series of Notes and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and (ii) the principal of, and interest, premium or other amounts, if any, on, any Notes of such series that have become due and payable otherwise than by such declaration of acceleration; and (b) all Events of Default, other than the non-payment of principal of, or interest, premium or other amounts, if any, on, the Notes of such series which have become due solely by such declaration of acceleration, have been cured or waived.

The Base Indenture contains a provision entitling the Trustee to be funded and indemnified by the holders of Notes of the applicable series before proceeding to exercise any right or power under the Indenture at the request or direction of such holders. Subject to such provisions for funding and indemnification of the Trustee and certain other limitations and conditions contained in the Base Indenture, the Base Indenture provides that the holders of a majority in principal amount of outstanding Notes of the applicable series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee under the Indenture. The Base Indenture provides that no holder of Notes of any series may pursue a remedy with respect to the Indenture except under certain circumstances where the Trustee has failed to act.

During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Each Indenture will require RCI to furnish to the Trustee annually a statement as to any default by RCI in the performance and observance of its obligations under such Indenture.

In the event we exercise covenant defeasance in respect of a series, as described in the accompanying prospectus in the section entitled “Description of Debt Securities — Defeasance and Covenant Defeasance of Indenture”, the events (excluding failure to pay and bankruptcy and insolvency events) described under the subsection entitled “— Events of Default”, as well as any additional and different Events of Default specified in the prospectus supplement of such series, will no longer constitute Events of Default with respect to the debt securities of such series.

Additional Event Of Default For A Change In Control Triggering Event

In addition to the Events of Default specified above under the subsection “— Events Of Default”, the occurrence of any Change in Control Triggering Event with respect to a series of Notes will also constitute an Event of Default for that series of Notes, and the holders of not less than 25% of the aggregate principal amount of the Notes of such series then outstanding may declare the principal of such series of Notes due and payable if, such a Change in Control Triggering Event occurs and is continuing and RCI (or a third party, as applicable) fails in any material respect to comply with the provisions of the Supplemental Indenture for such series of Notes that establishes the requirements for the associated Change in Control Offer (as defined below). Holders of a series of Notes may not declare the principal of such Notes due and payable following an Event of Default arising from a Change in Control Triggering Event, and such Event of Default will be cured, if, (1) within 20 Business Days after the occurrence of the Change in Control Triggering Event, RCI notifies the Trustee in writing of such event and makes an offer to all holders of the applicable series of Notes to purchase all outstanding Notes of such series properly tendered (a “Change in Control Offer”) at a purchase price (the “Change in Control Purchase Price”) equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change in Control Purchase Date (as defined below) and (2) on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”) all Notes properly tendered into the Change in Control Offer are purchased. A “Change in Control Triggering Event” will be deemed to occur with respect to a series of Notes only upon the occurrence of both a Change in Control and a Rating Decline with respect to such series of Notes.

In order to effect a Change in Control Offer, RCI shall, within 20 Business Days after the occurrence of the Change in Control Triggering Event, notify the Trustee, who shall deliver to each holder of Notes of the applicable series a copy of the Change in Control Offer, which shall state, among other things, the procedures that holders must follow to accept the Change in Control Offer. In the event of a Change in Control Offer, RCI shall comply with all applicable tender offer rules including Rule 14e-1 under the Exchange Act, to the extent applicable.

The Event of Default arising upon a Change in Control Triggering Event also will be cured if a third party makes the Change in Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change in Control Offer to be made by RCI, including the obligations of RCI described under the subheading “— Additional Amounts”, and purchases all outstanding Notes of the applicable series properly tendered under such Change in Control Offer.

An Event of Default arising from a Change in Control Triggering Event may be waived with the consent of holders of a majority in principal amount of the outstanding Notes of the applicable series.

RCI’s bank credit facilities and the indentures governing its outstanding senior debt contain similar provisions regarding changes in control and specified credit rating declines. In the event of a change in control and a specified credit rating decline relating to such debt, such debt, together with the Notes to be issued hereunder, could become due and payable.

Amendment, Supplement And Waiver

Modifications and amendments to each Indenture, including to any Supplemental Indenture relating to a series of Notes, or the particular terms and conditions of any series of Notes may be made by RCI, the Guarantor and the Trustee, and will be made by the Trustee on the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding Notes of the series issued under the Indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note of such series affected thereby:

(1)

change the Stated Maturity of the principal of, or any installment of interest on, any Note of such series, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof;

(2)	change the coin or currency in which any Note of such series or any premium or the interest thereon is payable;

(3)

impair the right to institute suit for the enforcement of any such payment after the Stated Maturity of any Note of such series (or, in the case of redemption, on or after the applicable redemption date);

(4)

reduce the percentage in principal amount of outstanding Notes of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture applicable to such series or to waive certain Defaults; or

(5)

modify any of the provisions relating to the modification or amendment of the applicable Indenture or the particular terms and conditions of such series of Notes which provisions require the consent of holders of outstanding Notes of such series or relating to the waiver of past Defaults, except to increase the percentage of outstanding Notes of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture applicable to such series cannot be modified or waived without the consent of the holder of each Note of such series affected thereby.

Each Indenture will also contain provisions permitting RCI and the Trustee to amend or supplement the terms of such Indenture, without the consent of any holder of Notes, in order to, among other things:

(1)	provide certain additional rights or benefits to the holders of such series of Notes;

(2)

cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to such Indenture or the related series of Notes, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of Notes of such series in any material respect; and

(3)	give effect to any direction or other act of the holders of a series of Notes permitted to be given, made or taken under such Indenture.

Any modification or amendment to an Indenture or the particular terms and conditions of a series of Notes that is permitted or authorized for a particular series will be binding on all holders of Notes of that series notwithstanding whether a particular holder of Notes has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of Notes has approved it.

The holders of a majority in principal amount of the outstanding Notes of any affected series may, on behalf of all holders of the Notes of such series, waive RCI’s compliance with certain covenants and other provisions of the Base Indenture that apply to such series of Notes and the Supplemental Indenture applicable to such series, including any existing Default or Event of Default and its consequences under the Base Indenture and such Supplemental Indenture other than a Default or Event of Default (i) in the payment of interest (or premium, if any) on, or the principal of, the Notes of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding Note of that series.

Satisfaction And Discharge

RCI’s obligations under the Indenture with respect to a series of Notes will be discharged, and cease to be of further effect, when all Notes issued under the applicable Supplemental Indenture (except lost, stolen or destroyed Notes of such series that have been replaced or paid and Notes of such series for whose payment money has been deposited in trust and thereafter repaid to RCI) have (i) been delivered to the Trustee for cancellation or (ii) to the extent not so delivered, (x) have become due and payable or have been called for redemption or will become due and payable within one year, or (y) are to be called for redemption within one year under arrangements satisfactory to the Trustee and, in the case of clause (ii), RCI has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of Notes of such series, cash in United States dollars, government securities, or a combination thereof, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of the final maturity or redemption of those outstanding Notes of such series, and in either case of clause (i) or (ii) RCI has paid or caused to be paid all sums then payable by it under the Indenture with respect to the Notes of such series.

Governing Law; Jury Trial Waiver

The Base Indenture is, and the Notes of each series and each Supplemental Indenture applicable to that series of Notes will be, governed by and shall be construed in accordance with the laws of the State of New York. Each Indenture will provide that RCI, the Trustee and each holder of a Note by its acceptance thereof irrevocably waives, to the fullest extent permitted by applicable law, any and all right to a trial by jury in any legal proceeding arising out of or relating to such Indenture, the Notes or any transaction contemplated thereby.

Global Securities

The Notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, The Depository Trust Company (the “depositary” or “DTC”). Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for the global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary.

Book-Entry System

Initially, the Notes will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

The depositary has advised us and the underwriters as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants (“Direct Participants”) deposit with the depositary. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants’ accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the depositary system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the depositary and its Direct Participants and Indirect Participants are on file with the Commission. All interests in the global securities including those held through the Euroclear System (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”) may be subject to procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

The depositary advises that its established procedures provide that:

•

upon our issuance of the Notes, the depositary will credit the accounts of Direct Participants and Indirect Participants designated by the underwriters with the principal amounts of the Notes purchased by the underwriters, and

•

ownership of interest in the global securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global securities is limited to such extent.

So long as a nominee of the depositary is the registered owner of the global securities, the nominee for all purposes, except as required by law, will be considered the sole owner or holder of the global securities under the Indenture.

Except as provided below, owners of beneficial interests in the global securities will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

None of RCI, the Guarantor, any underwriters, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Principal and interest payments on the Notes registered in the name of the depositary’s nominee will be made in immediately available funds to the depositary’s nominee as the registered owner of the global securities. Under the terms of the Notes, we and the trustee will treat the persons in whose names the Notes are registered as the owners of those Notes for the purpose of receiving payment of principal and interest on those Notes and for all other purposes whatsoever. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the global securities. The depositary has advised us and the trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the depositary’s records, unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants and Indirect Participants and not of the depositary, the trustee, the underwriters or us, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the depositary is our responsibility or the responsibility of the trustee, but disbursement of those payments to the owners of beneficial interests in the global securities shall be the responsibility of the depositary and Direct Participants and Indirect Participants.

Notes represented by a global security will be exchangeable for Notes in definitive form of like tenor as the global security in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or at any time the depositary ceases to be a clearing agency registered under applicable law and, in either case, a successor depositary is not appointed by us within 90 days, (ii) we in our discretion at any time determine not to require all of the Notes to be represented by a global security and notify the trustee thereof or (iii) an Event of Default in respect of the Notes shall have occurred and be continuing (and, in the case of an Event of Default arising upon a Change in Control Triggering Event, such Event of Default shall not have been cured by a Change in Control Offer in the prescribed time). Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for Notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take responsibility for the accuracy thereof.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the Notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make same-day settlement available to us, all payments of principal and interest on the Notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the depositary will facilitate same-day settlement for trading in the Notes until maturity, and secondary market trading activity in the Notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Certain Definitions

The following definitions apply to the Notes. For greater certainty, notwithstanding RCI’s adoption of IFRS 16, Leases, lease liabilities with respect to leases that were classified as operating leases under prior accounting standards do not constitute “Capital Lease Obligations” or “Debt” as defined below for purposes of any series of Notes.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Board of Directors” means, with respect to RCI, either the board of directors of RCI or any committee of that board duly authorized to act under the terms of the applicable Indenture and, with respect to any other Person, the board of directors or committee of such Person serving, or appointed by such Person to perform, a substantially similar function.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which (a) is not a day on which banking institutions and trust companies in The City of New York or The City of Toronto are authorized or obligated by law, regulation or executive order to be closed, and (b) is a day on which the Depositary for such series of Notes processes transactions under its book-based system.

“Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of the Base Indenture, including, without limitation, all common stock and preferred stock.

“Change in Control” means (1) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 under the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of RCI or (2) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more Individuals or Additional Spouses (as such terms are defined in the definition of “Member of the Rogers Family”), any Person designated by the trustees of such Qualifying Trust (as such term is defined in the definition of “Member of the Rogers Family”) to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors of RCI such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors of RCI, provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (1) or (2) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of RCI, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of RCI, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of RCI or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by RCI or any such Restricted Subsidiary. The term “Consolidated” has a correlative meaning.

“Debt” means, with respect to any Person, without duplication and (except as provided in clause (2) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(1)	money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(2)	the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

(3)

all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

(4)	all liabilities upon which interest charges are customarily paid by such Person;

(5)	shares of Disqualified Stock not held by RCI or a wholly-owned Restricted Subsidiary;

(6)	Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with GAAP; and

(7)

any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (1) through (6) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business, and (B) except as otherwise expressly provided in the Indenture, Inter-Company Subordinated Debt.

“Default” means, with respect to a series of Notes, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to such series.

“Disqualified Stock” means any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of Notes for cash or securities constituting Debt; provided that shares of preferred stock of RCI or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of RCI or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions described in “Additional Event of Default for a Change in Control Triggering Event”, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and as in force on the Issue Date.

“Excluded Assets” means (1) all assets of any Person other than RCI or a Restricted Subsidiary; (2) Investments in the Capital Stock of an Unrestricted Subsidiary held by RCI or a Restricted Subsidiary;

(3) any Investment by RCI or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (4) proceeds of the sale of any Excluded Assets or Excluded Securities received by RCI or any Restricted Subsidiary from a Person other than RCI or a Restricted Subsidiary.

“Excluded Securities” means any Debt, preferred stock or common stock issued by RCI, or any Debt or preferred stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than RCI or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(1)	in the case of Debt not owed to RCI or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(2)	in the case of Debt, not be guaranteed by RCI or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(3)	in the case of Debt, not be secured by any assets or property of RCI or any Restricted Subsidiary;

(4)

in the case of Debt or preferred stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(5)

in the case of Debt or preferred stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Stated Maturity for the principal of the applicable Notes or (y) the date on which all principal of, premium, if any, and interest on such Notes shall have been duly paid or provided for in full.

“Exempted Secured Debt” means any Debt secured by any Lien or any conditional sale or other title retention agreement: (i) incurred or entered into on or after the Issue Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of RCI’s Consolidated Net Tangible Assets at any time outstanding; (ii) on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt; (iii) owing to RCI or any other Restricted Subsidiary; or (iv) existing at the time a corporation or other Person becomes a Restricted Subsidiary.

“Fitch” means Fitch Ratings, Inc. or any successor ratings agency.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as established by the Chartered Professional Accountants of Canada and as applied from time to time by RCI in the preparation of its consolidated financial statements.

“Government Obligations” means securities that are:

(i)	direct obligations of the United States of America for the payment of which its full faith and credit is pledged, or

(ii)

obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board or any successor thereto, as in effect from time to time.

“Inter-Company Subordinated Debt” means, for any series of Notes, all indebtedness of RCI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by RCI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to such Notes in the manner and to the extent set forth in Exhibit A to the Base Indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A to the Base Indenture for the benefit of the Trustee and the holders of such Notes.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from RCI or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch.

“Issue Date” means    , 2024, the initial issue date for each series of Notes.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, moveable or immoveable, now owned or hereafter acquired.

“Member of the Rogers Family” means the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being referred to as “Edward S. Rogers”), the issue of Edward S. Rogers (including adoptees of Edward S. Rogers or any of the foregoing adopted prior to their age of majority and their issue), Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, the issue of Ann Taylor Graham Calderisi and the trustees of any trust in which any one or more of the foregoing individuals (“Individuals”) or the Spouse of the issue (including adoptees of such persons adopted prior to their age of majority and their issue) of Edward S. Rogers or Ann Taylor Graham Calderisi (“Additional Spouses”) have a beneficial interest (a “Qualifying Trust”) but, in the case of a Qualifying Trust, only to the extent of the aggregate percentage of the voting securities of RCI held or controlled by the Qualifying Trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of Individuals and Additional Spouses.

“Moody’s” means Moody’s Investors Service, Inc. or any successor ratings agency.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Permitted Liens” means any of the following Liens:

(1)

Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by RCI or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(2)

the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by RCI, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of RCI and the Restricted Subsidiaries to operate the business or operations of RCI;

(3)	Liens on Excluded Assets;

(4)

pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(5)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(6)

Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(7)	Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(8)

minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(9)

Liens in favor of Bell Canada under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of RCI or any Restricted Subsidiary and the lease by Bell Canada of such equipment to RCI or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect RCI and its Restricted Subsidiaries considered as a whole; and

(10)	any other Lien existing on the Issue Date.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by RCI or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to RCI or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of RCI as of such date of determination, other than any such property (1) which our Board of Directors determines is not of material importance to RCI and its Restricted Subsidiaries taken as a whole, (2) which is not used in the ordinary course of business or (3) in which the interest of RCI and all its Subsidiaries does not exceed 50%.

“Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (1) a Change in Control and (2) public notice of the occurrence of a Change in Control or of the intention of RCI to effect a Change in Control.

“Rating Decline” means, in respect of a particular series of Notes, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by RCI to effect a Change in Control (which period shall be extended so long as the rating of the Notes of such series is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (1) in the event the Notes of such series are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes of such series by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (2) in the event the Notes of such series are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes of such series by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Restricted Subsidiary” means any Subsidiary of RCI that is not an Unrestricted Subsidiary.

“Rogers Entities” means RCI and its Affiliates.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor rating agency.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by RCI or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by RCI or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between RCI and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt” means Debt of RCI or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of RCI under the applicable series of the Notes); or any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary; but does not include any Exempted Secured Debt.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of RCI as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of RCI and computed in accordance with GAAP.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

“Stated Maturity” means, with respect to any series of Notes or any installment of interest thereon, the date specified in such series as the fixed date on which the principal of such series of Notes or such installment of interest is due and payable.

“Subsidiary” means any firm, partnership, corporation or other legal entity in which RCI, RCI and one or more Subsidiaries, or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (1) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (2) unamortized Debt discount and expenses, (3) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (4) all other proper reserves which, in accordance with GAAP, should be provided in connection with the business conducted by such Person.

“Unrestricted Subsidiary” means (1) any Subsidiary of RCI that at the time of determination is designated by the Board of Directors of RCI as an Unrestricted Subsidiary in accordance with the provisions of the covenant under the caption “— Certain Covenants — Restricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary, as of the date hereof, of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by a U.S. Holder (as defined below). This discussion only applies to U.S. Holders who acquire the Notes for cash upon original issuance at their “issue price,” which will equal the first price at which a substantial amount of the Notes is sold for money (not including sales to bond houses, brokers, or similar persons or organizations acting in the capacity of initial purchasers, placement agents or wholesalers). This discussion also assumes the U.S. Holders hold the Notes as capital assets for U.S. federal income tax purposes (generally property held for investment).

This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances. For example, this discussion does not address:

•

tax consequences to U.S. Holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, banks, thrifts and other financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, real estate investment trusts, persons who are required to recognize income with respect to the Notes no later than when such income is taken into account in an applicable financial statement, U.S. expatriates, tax-exempt entities or insurance companies;

•	tax consequences to U.S. Holders holding the Notes as part of a hedging, constructive sale or conversion, straddle or other risk-reducing transaction;

•	tax consequences to U.S. Holders whose “functional currency” (as defined in the Code) is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to U.S. Holders; or

•	any state, local or non-U.S. tax consequences.

This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. No ruling from the U.S. Internal Revenue Service (“IRS”) has been or is expected to be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Notes or that any such position would not be sustained. If the IRS contests a conclusion set forth herein, no assurance can be given that a U.S. Holder would ultimately prevail in a final determination by a court.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Note who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any entity taxable as a corporation, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) if a valid election is in place to treat the trust as a United States person.

If any partnership or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities or arrangements taxed as partnerships for U.S. federal income tax purposes and persons holding Notes through such entities or arrangements should consult their tax advisor regarding the tax consequences of the acquisition, ownership and disposition of the Notes.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of the Notes and no opinion or representation with respect to U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Prospective U.S. Holders of the Notes should consult their tax advisor regarding the tax consequences of holding Notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of U.S. federal estate and gift tax laws and state, local, non-U.S. or other tax laws.

Classification of the Notes

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the Notes. See Description of the Notes — Additional Amounts,” “Description of the Notes — Optional Redemption” and “Description of the Notes — Additional Event Of Default For A Change In Control Triggering Event.” Our obligation to pay such excess amounts may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” Under these regulations, however, one or more contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingencies in the aggregate are considered “remote” or “incidental.” In addition, these provisions generally do not apply where a debt instrument provides the issuer with an unconditional option or options, in which case the option or options will be deemed to be exercised in a manner that minimizes the yield on the debt instrument.

We believe and intend to take the position that the contingencies on the Notes described above should not cause the contingent payment debt instrument rules of the Treasury regulations to apply. Our position is binding on a U.S. Holder, unless the U.S. Holder discloses in the proper manner to the IRS that it is taking a different position. However, we can give no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could require a U.S. Holder subject to U.S. federal income taxation to accrue ordinary income at a rate that is higher than the stated interest rate and to treat any gain recognized on a sale or other taxable disposition of a Note as ordinary income, rather than capital gain. The remainder of this disclosure assumes that the Notes will not be considered contingent payment debt instruments for U.S. federal income tax purposes. Prospective investors are urged to consult their own tax advisor regarding the potential application to the Notes of the contingent payment debt instrument Treasury regulations and the consequences thereof.

Payments of Stated Interest

Payments of stated interest on the Notes (including any non-U.S. tax withheld on such payments and any Additional Amounts) generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s amount realized will equal the amount of any cash received plus the fair market value of any other property received for the Notes. The amount realized will not include any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income if not previously included in income. A U.S. Holder’s adjusted tax basis in a Note generally will equal the amount that the U.S. Holder paid for the Note.

Gain or loss recognized upon the sale, exchange, redemption, retirement or other taxable disposition of a Note by a U.S. Holder generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption, retirement or other taxable disposition the Note has been held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitation.

Foreign Tax Credit

Interest income (including any Additional Amounts) on a Note generally will constitute foreign source income and generally will be considered “passive category income,” while gain or loss recognized upon a sale, exchange, redemption, retirement or other taxable disposition of a Note generally will constitute U.S. source gain or loss, in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisor regarding the availability of foreign tax credits.

Certain Information Reporting Requirements with Respect to Foreign Financial Assets

Certain U.S. Holders that hold certain specified foreign financial assets (which may include a Note) may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report information relating to an interest in the Notes. Penalties may apply for failure to properly complete and file IRS Form 8938. U.S. Holders should consult their tax advisors regarding the reporting requirements described above.

Additional Tax on Investment Income

Certain U.S. Holders who are individuals, estates or trusts will be subject to an additional 3.8% tax on the lesser of (1) their “net investment income” (in the case of individuals) or on undistributed “net investment income” (in the case of estates and trusts) and (2) the excess, if any, of the modified adjusted gross income for the taxable year over a certain threshold amount. Among other items, “net investment income” would generally include gross income from interest and certain gain from the disposition of property, such as the Notes, less certain deductions.

U.S. Holders should consult their own tax advisor regarding the effect, if any, of the tax described above on their ownership and disposition of the Notes.

Backup Withholding and Related Information Reporting Requirements

In general, payments of interest and the proceeds from the sale, exchange, redemption, retirement, or other taxable disposition of the Notes held by a U.S. Holder may be required to be reported to the IRS unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder that is not an exempt recipient may be subject to backup withholding unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires such notes, as a beneficial owner, pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Tax Act (i) is not, and is not deemed to be, a resident of Canada, (ii) is not a “specified shareholder” of RCI (for purposes of the thin capitalization rules in the Tax Act) and is not a person that does not deal at arm’s length with a “specified shareholder” of RCI, (ii) is not an entity in respect of which RCI is a “specified entity” with respect to the “hybrid mismatch arrangement” rules contained in the Proposed Amendments (as defined below) in Bill C-59 (iii) deals at arm’s length with RCI and with any transferee resident, or deemed to be resident, in Canada to whom the holder disposes of notes, and (iv) does not use or hold, and is not deemed to use or hold, the notes in a business carried on in Canada. Special rules, which are not discussed in this summary, may apply to a holder of notes that is an authorized foreign bank or an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors. This summary assumes that no amount paid or payable (i) on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom RCI does not deal at arm’s length for purposes of the Tax Act and (ii) to a holder will be the deduction component of a “hybrid mismatch arrangement” under the Proposed Amendments (as defined below) in Bill C-59 .

This summary is based upon the provisions of the Tax Act in force on the date hereof and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”) and an understanding of the current administrative policy and assessing practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary does not otherwise take into account or anticipate any other changes in law or administrative policy or assessing practice, whether by legislative, regulatory, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the notes. This summary is of a general nature only and is not, and should not be construed to be, legal or tax advice to a particular holder of notes, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, prospective purchasers of notes should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

No withholding tax will apply under the Tax Act to interest, principal or premium, if any, paid or credited to a holder on a note or to proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

No other tax on income (including taxable capital gains) will be payable under the Tax Act by a holder of a note on interest, principal or premium, if any, or on proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

UNDERWRITING

BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of 2029 Notes
BofA Securities, Inc.	US$
Citigroup Global Markets Inc.	US$
Mizuho Securities USA LLC	US$
Scotia Capital (USA) Inc.	US$

Total	US$

Underwriters	Principal Amount of 2034 Notes
BofA Securities, Inc.	US$
Citigroup Global Markets Inc.	US$
MUFG Securities Americas Inc.	US$
SMBC Nikko Securities America, Inc.	US$

Total	US$

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering may be terminated at the discretion of the representatives of the underwriters if, among other things, there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and are also subject to approval of legal matters by counsel and to other conditions. The underwriters are, however, obligated to purchase all of the Notes if they purchase any of the Notes under the underwriting agreement. The underwriters propose to offer some of the 2029 Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2029 Notes to dealers at the public offering price less a concession not to exceed    %. The underwriters may allow, and dealers may reallow a concession not to exceed    % on sales to other dealers with respect to the 2029 Notes. The underwriters propose to offer some of the 2034 Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2034 Notes to dealers at the public offering price less a concession not to exceed    %. The underwriters may allow, and dealers may reallow a concession not to exceed    % on sales to other dealers with respect to the 2034 Notes. The offering price and the other terms of the Notes have been determined by negotiation between us and the underwriters.

The following table shows the underwriting commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by RCI
Per 2029 Note		%
Per 2034 Note		%

After the underwriters have made a reasonable effort to sell all of the Notes at the initial offering price, the concession allowed and the offering price of the Notes may be changed (but not in excess of the initial offering price) and the compensation realized by the underwriters will change accordingly.

In connection with this offering, the representatives, on behalf of the underwriters, may, subject to applicable laws, bid for, purchase or sell Notes in the open market. These transactions may include over-

allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the Notes. In addition, if the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We estimate that our total expenses for this offering will be approximately US$    million (not including the underwriting commission).

The underwriters have performed and may in the future perform investment and commercial banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The offer and sale of the Notes to any person or company outside of Canada is not subject to the prospectus requirements under applicable Canadian securities laws. The Notes offered hereby have not been qualified for distribution by prospectus under the securities laws of any province or territory of Canada and are not being offered in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+ 2”).

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying short form base shelf prospectus have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This prospectus supplement and the accompanying short form base shelf prospectus are not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (as amended, the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. This prospectus supplement and the accompanying short form base shelf prospectus have been prepared on the basis that any offer of Notes in the United Kingdom will be made pursuant to an exemption under the FSMA from the requirement to publish a prospectus for offers of Notes. This prospectus supplement and the accompanying short form base shelf prospectus are not a prospectus for the purposes of the FSMA or the UK Prospectus Regulation.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus supplement and the accompanying prospectus do not constitute an offer or invitation to the public in Hong Kong to acquire the Notes. Accordingly, no person may issue or have in its possession for the purpose of issue, this prospectus supplement, the accompanying prospectus or any advertisement, invitation or document relating to the Notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except (i) where the Notes are only intended to be offered to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder), (ii) in circumstances which do not result in this prospectus supplement or the accompanying prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (“CO”), or (iii) in circumstances which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the Notes is personal to the person to whom this prospectus supplement and the accompanying prospectus have been delivered, and a subscription for the Notes will only be accepted from such person. No person to whom a copy of this prospectus supplement or the accompanying prospectus is issued may copy, issue or distribute this prospectus supplement or the accompanying prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about the contents of this prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The Notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or benefit of a resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore, and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a) a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b) a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, the shares, debentures and units of shares and debentures of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes except:

(1) to an Institutional Investor, or an Accredited Investor or other Relevant Person, or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer occurs by operation of law.

Notice to Prospective Investors in Switzerland

The Notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of and have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement, the accompanying prospectus or any other offering or marketing material relating to the Notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, RCI or the Notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of Notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of Notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Notes.

Notice to Prospective Investors in Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Notes in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. Certain legal matters will be passed upon for the underwriters by McCarthy Tétrault LLP, the underwriters’ Canadian counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, the underwriters’ U.S. counsel. As of the date of this prospectus supplement, the respective partners and associates of each of Davies Ward Phillips & Vineberg LLP and McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of RCI and have confirmed that they are independent with respect to RCI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to RCI under all relevant U.S. professional and regulatory standards.

The audited consolidated financial statements of Shaw as at and for the years ended August 31, 2022 and August 31, 2021, including the notes thereto, included or incorporated by reference in the Business Acquisition Report and incorporated by reference herein, have been audited by Ernst & Young LLP. Ernst & Young LLP has confirmed that, at the time of their audit, they were independent of Shaw in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the regulations adopted by the U.S. Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

APPENDIX A – Q4 INFORMATION

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended December 31			Twelve months ended December 31
	2023	2022	% Chg	2023	2022	% Chg
Total revenue	5,335	4,166	28	19,308	15,396	25
Total service revenue	4,470	3,436	30	16,845	13,305	27
Adjusted EBITDA [1]	2,329	1,679	39	8,581	6,393	34
Net income	328	508	(35)	849	1,680	(49)
Adjusted net income [1]	630	554	14	2,406	1,915	26

Diluted earnings per share	$0.62	$1.00	(38)	$1.62	$3.32	(51)
Adjusted diluted earnings per share [1]	$1.19	$1.09	9	$4.59	$3.78	21

Cash provided by operating activities	1,379	1,145	20	5,221	4,493	16
Free cash flow [1]	823	635	30	2,414	1,773	36

Quarterly Financial Highlights

Revenue

Total revenue and total service revenue increased by 28% and 30%, respectively, this quarter, driven substantially by revenue growth in our Cable and Wireless businesses.

Wireless service revenue increased by 9% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the acquisition of Shaw Communications Inc. (Shaw, and the Shaw Transaction). Wireless equipment revenue increased by 17%, primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 94% this quarter primarily as a result of the Shaw Transaction.

Media revenue decreased by 8% this quarter primarily as a result of lower sports-related revenue associated with a distribution from Major League Baseball in 2022.

Adjusted EBITDA and margins

Consolidated adjusted EBITDA increased 39% this quarter and our adjusted EBITDA margin increased by 340 basis points, as a result of improving synergies and efficiencies.

Wireless adjusted EBITDA increased by 10%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 63.9%.

[1]

Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See “Non-GAAP and Other Financial Measures” for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	A-1	Fourth Quarter 2023

Cable adjusted EBITDA increased by 113% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 56.1%.

Media adjusted EBITDA decreased by $53 million, or 93%, primarily due to lower sports-related revenue as discussed above.

Net income and adjusted net income

Net income decreased by 35% this quarter, primarily as a result of higher depreciation and amortization associated with assets acquired through the Shaw Transaction; higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition- and integration-related activities; and higher finance costs, partially offset by higher adjusted EBITDA. Adjusted net income2 increased by 14% this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity

This quarter, we generated cash provided by operating activities of $1,379 million (2022 - $1,145 million); the increase is primarily a result of higher adjusted EBITDA, partially offset by higher interest paid. We also generated free cash flow of $823 million (2022 - $635 million), up 30% as a result of higher adjusted EBITDA, partially offset by higher interest on long-term debt and higher capital expenditures.

As at December 31, 2023, we had $5.9 billion of available liquidity3 (December 31, 2022 - $4.9 billion), consisting of $0.8 billion in cash and cash equivalents and $5.1 billion available under our bank credit and other facilities.

As a result of the Shaw Transaction, our debt leverage ratio was 4.72 as at December 31, 2023. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio3 as at December 31, 2023 was 5.0 (December 31, 2022 - 3.3). See “Financial Condition” for more information.

We also returned $265 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 31, 2024.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2022 Annual MD&A, our 2022 Audited Consolidated Financial Statements, our 2023 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

[2]

Effective the second quarter of 2023, we retrospectively amended our definitions of (i) adjusted net income (see “Review of Consolidated Performance”) and (ii) adjusted net debt, a component of debt leverage ratio and pro forma debt leverage ratio (see “Financial Condition”).

[3]

Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See “Non-GAAP and Other Financial Measures” for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Financial Condition” for a reconciliation of available liquidity.

Rogers Communications Inc.	A-2	Fourth Quarter 2023

Effective the second quarter of 2023, we retrospectively amended our definitions of (i) adjusted net income and (ii) adjusted net debt. See “Non-GAAP and Other Financial Measures” in this earnings release.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 31, 2024 and was approved by RCI’s Board of Directors (the Board).

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

The results from the acquired Shaw operations are included in our segment and consolidated results from the date of acquisition, consistent with our reportable segment definitions.

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2023, first quarter refers to the three months ended March 31, 2023, second quarter refers to the three months ended June 30, 2023, third quarter refers to the three months ended September 30, 2023 and year to date or full year refer to the twelve months ended December 31, 2023. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned by Rogers Communications Inc. or an affiliate. This earnings release also includes trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the quarter, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Following the Shaw Transaction, aspects of Cable were also operated by Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	A-3	Fourth Quarter 2023

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg		2023	2022	% Chg
Revenue
Wireless	2,868	2,578	11		10,222	9,197	11
Cable	1,982	1,019	95		7,005	4,071	72
Media	558	606	(8)		2,335	2,277	3
Corporate items and intercompany eliminations	(73)	(37)	97		(254)	(149)	70
Revenue	5,335	4,166	28		19,308	15,396	25
Total service revenue [1]	4,470	3,436	30		16,845	13,305	27
Adjusted EBITDA
Wireless	1,291	1,173	10		4,986	4,469	12
Cable	1,111	522	113		3,774	2,058	83
Media	4	57	(93)		77	69	12
Corporate items and intercompany eliminations	(77)	(73)	5		(256)	(203)	26
Adjusted EBITDA [2]	2,329	1,679	39		8,581	6,393	34
Adjusted EBITDA margin [2]	43.7%	40.3%	3.4	pts	44.4%	41.5%	2.9	pts
Net income	328	508	(35)		849	1,680	(49)
Basic earnings per share	$0.62	$1.01	(39)		$1.62	$3.33	(51)
Diluted earnings per share	$0.62	$1.00	(38)		$1.62	$3.32	(51)

Adjusted net income [2]	630	554	14		2,406	1,915	26
Adjusted basic earnings per share [2]	$1.19	$1.10	8		$4.60	$3.79	21
Adjusted diluted earnings per share [2]	$1.19	$1.09	9		$4.59	$3.78	21
Capital expenditures	946	776	22		3,934	3,075	28
Cash provided by operating activities	1,379	1,145	20		5,221	4,493	16
Free cash flow	823	635	30		2,414	1,773	36

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

Rogers Communications Inc.	A-4	Fourth Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg
Revenue
Service revenue	2,020	1,856	9		7,802	7,131	9
Equipment revenue	848	722	17		2,420	2,066	17
Revenue	2,868	2,578	11		10,222	9,197	11
Operating expenses
Cost of equipment	846	734	15		2,396	2,115	13
Other operating expenses	731	671	9		2,840	2,613	9
Operating expenses	1,577	1,405	12		5,236	4,728	11
Adjusted EBITDA	1,291	1,173	10		4,986	4,469	12
Adjusted EBITDA margin [1]	63.9%	63.2%	0.7	pts	63.9%	62.7%	1.2	pts
Capital expenditures	334	421	(21)		1,625	1,758	(8)

[1]	Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg		2023	2022	Chg
Postpaid mobile phone [2,3]
Gross additions	703	537	166		2,007	1,523	484
Net additions	184	193	(9)		674	545	129
Total postpaid mobile phone subscribers [4]	10,498	9,392	1,106		10,498	9,392	1,106
Churn (monthly)	1.67%	1.24%	0.43	pts	1.11%	0.90%	0.21	pts
Prepaid mobile phone
Gross additions	156	216	(60)		867	796	71
Net (losses) additions	(73)	(7)	(66)		(50)	89	(139)
Total prepaid mobile phone subscribers [4,5]	1,111	1,255	(144)		1,111	1,255	(144)
Churn (monthly)	6.20%	5.90%	0.30	pts	6.12%	4.90%	1.22	pts
Mobile phone ARPU (monthly) [6]	$57.96	$58.69	($0.73)		$57.86	$57.89	($0.03)

[1]	Subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.
[2]

On April 3, 2023, we acquired approximately 501,000 Shaw Mobile postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[3]	Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
[4]	As at end of period.

Rogers Communications Inc.	A-5	Fourth Quarter 2023

[5]	Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.
[6]	Mobile phone ARPU is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

Service revenue

The 9% increase in service revenue this quarter was primarily a result of:

•	the cumulative impact of growth in our mobile phone subscriber base over the past year; and

•	the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The decrease in mobile phone ARPU this quarter was primarily a result of the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The continued significant postpaid gross and net additions this quarter were a result of sales execution in a growing Canadian market.

Equipment revenue

The 17% increase in equipment revenue this quarter was primarily as a result of:

•	an increase in new subscribers purchasing devices; and

•	a continued shift in the product mix towards higher-value devices; partially offset by

•	lower device upgrades by existing customers.

Operating expenses

Cost of equipment

The 15% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating expenses

The 9% increase in other operating expenses this quarter was primarily a result of:

•	higher costs associated with the increased revenue and subscriber additions including commissions and costs associated with our expanded network; and

•	investments made in customer service.

Adjusted EBITDA

The 10% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	A-6	Fourth Quarter 2023

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg
Revenue
Service revenue	1,965	1,011	94		6,962	4,046	72
Equipment revenue	17	8	113		43	25	72
Revenue	1,982	1,019	95		7,005	4,071	72

Operating expenses	871	497	75		3,231	2,013	61
Adjusted EBITDA	1,111	522	113		3,774	2,058	83
Adjusted EBITDA margin	56.1%	51.2%	4.9	pts	53.9%	50.6%	3.3	pts
Capital expenditures	448	235	91		1,865	1,019	83

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2023	2022	Chg		2023	2022	Chg
Homes passed [2,3,4,5]	9,943	4,804	5,139		9,943	4,804	5,139
Customer relationships
Net (losses) additions	(1)	(6)	5		(2)	6	(8)
Total customer relationships 2,3,4.5	4,636	2,590	2,046		4,636	2,590	2,046
ARPA (monthly) [6]	$141.96	$129.92	$12.04		$142.58	$130.12	$12.46

Penetration [2]	46.6%	53.9%	(7.3	pts)	46.6%	53.9%	(7.3	pts)
Retail Internet
Net additions	20	7	13		77	52	25
Total retail Internet subscribers [2,3,4,5]	4,162	2,284	1,878		4,162	2,284	1,878
Video
Net (losses) additions	(12)	(10)	(2)		15	32	(17)
Total Video subscribers [2,3,4]	2,751	1,525	1,226		2,751	1,525	1,226
Smart Home Monitoring
Net losses	(1)	(1)	—		(12)	(12)	—
Total Smart Home Monitoring subscribers [2]	89	101	(12)		89	101	(12)
Home Phone
Net losses	(38)	(18)	(20)		(116)	(76)	(40)
Total Home Phone subscribers [2,3,4]	1,629	836	793		1,629	836	793

[1]	Subscriber results are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction, which are not included in net additions, but do appear in the ending total balances for December 31, 2023. The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics.

Rogers Communications Inc.	A-7	Fourth Quarter 2023

[4]

On November 1, 2023, we acquired approximately 22,000 retail Internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of a Cable services reseller. None of these subscribers are included in net additions.

[5]

Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.

[6]	ARPA is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

Service revenue

The 94% increase in service revenue this quarter was a result of:

•	revenue related to our acquisition of Shaw, which contributed approximately $1 billion for the quarter; and

•	an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings; partially offset by:

•	continued increased competitive promotional activity; and

•	declines in our Home Phone, Smart Home Monitoring, and Satellite subscriber bases.

The higher ARPA this quarter was primarily a result of the acquisition of Shaw.

Operating expenses

The 75% increase in operating expenses this quarter was primarily a result of:

•	our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and

•	investments in customer service.

Adjusted EBITDA

The 113% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg
Revenue	558	606	(8)		2,335	2,277	3
Operating expenses	554	549	1		2,258	2,208	2
Adjusted EBITDA	4	57	(93)		77	69	12
Adjusted EBITDA margin	0.7%	9.4%	(8.7	pts)	3.3%	3.0%	0.3	pts
Capital expenditures	113	73	55		250	142	76

Revenue

The 8% decrease in revenue this quarter was a result of:

•	lower sports-related revenue associated with the impact of a distribution from Major League Baseball in 2022; partially offset by

•	higher advertising and subscriber revenue.

Rogers Communications Inc.	A-8	Fourth Quarter 2023

Operating expenses

The 1% increase in operating expenses this quarter was a result of higher programming costs.

Adjusted EBITDA

The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2023	2022	% Chg		2023	2022	% Chg
Wireless	334	421	(21)		1,625	1,758	(8)
Cable	448	235	91		1,865	1,019	83
Media	113	73	55		250	142	76
Corporate	51	47	9		194	156	24
Capital expenditures [1]	946	776	22		3,934	3,075	28
Capital intensity [2]	17.7%	18.6%	(0.9	pts)	20.4%	20.0%	0.4	pts

[1]

Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2]	Capital intensity is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we spent more on our wireless and wireline networks this year than we have in the past several years. This year, we continued to roll out our 5G network (the largest 5G network in Canada as at December 31, 2023) across the country, and continued with our commitment to expand coverage across Western Canada and in the TTC subway system. We also continued to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we expanded our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. We continued strengthening the resilience of our networks and made significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless

The decrease in capital expenditures in Wireless this quarter was due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable

The increase in capital expenditures in Cable this quarter reflects our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution.

Rogers Communications Inc.	A-9	Fourth Quarter 2023

These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media

The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity

Capital intensity decreased in the quarter as the increase in capital expenditure investments, as noted above, was offset by higher revenue.

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg
Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Deduct (add):
Depreciation and amortization	1,172	648	81	4,121	2,576	60
Restructuring, acquisition and other	86	58	48	685	310	121
Finance costs	568	287	98	2,047	1,233	66
Other (income) expense	(19)	(10)	90	362	(15)	n/m
Income tax expense	194	188	3	517	609	(15)
Net income	328	508	(35)	849	1,680	(49)

n/m - not meaningful

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg
Depreciation of property, plant and equipment	938	572	64	3,331	2,281	46
Depreciation of right-of-use assets	107	72	49	371	274	35
Amortization	127	4	n/m	419	21	n/m
Total depreciation and amortization	1,172	648	81	4,121	2,576	60

Total depreciation and amortization increased this quarter, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

Rogers Communications Inc.	A-10	Fourth Quarter 2023

Restructuring, acquisition and other

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022
Restructuring and other	25	11	365	118
Shaw Transaction-related costs	61	47	320	192
Total restructuring, acquisition and other	86	58	685	310

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction.

The restructuring and other costs in the fourth quarters of 2022 and 2023 included severance-related costs associated with the targeted restructuring of our employee base. In 2023, we also incurred costs related to real estate rationalization programs.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg
Total interest on borrowings [1]	531	381	39	1,981	1,354	46
Interest earned on restricted cash and cash equivalents	—	(130)	(100)	(149)	(235)	(37)
Interest on borrowings, net	531	251	112	1,832	1,119	64
Interest on lease liabilities	31	22	41	111	80	39
Interest on post-employment benefits	(3)	—	—	(13)	(1)	n/m
(Gain) loss on foreign exchange	(127)	(19)	n/m	(111)	127	n/m
Change in fair value of derivative instruments	111	16	n/m	108	(126)	n/m
Capitalized interest	(10)	(8)	25	(38)	(29)	31
Deferred transaction costs and other	35	25	40	158	63	151
Total finance costs	568	287	98	2,047	1,233	66

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net

The 112% increase in net interest on borrowings this quarter was primarily a result of:

•	a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction;

•	interest expense associated with the borrowings under the term loan facility used to partially fund the Shaw Transaction;

•	interest expense associated with the long-term debt assumed through the Shaw Transaction; and

•	interest expense associated with the $3 billion senior note issuance in September 2023; partially offset by

•	the repayment at maturity of our US$850 million senior notes in November 2023 and US$500 million senior notes in March 2023.

Deferred transaction costs and other

The increase in “deferred transaction costs and other” this quarter is primarily a result of the amortization of the $262 million of consent fees paid in January 2023 to extend the special mandatory redemption outside date for the SMR notes issued in March 2022.

Rogers Communications Inc.	A-11	Fourth Quarter 2023

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2023	2022	2023	2022
Statutory income tax rate	26.2%	26.5%	26.2%	26.5%
Income before income tax expense	522	696	1,366	2,289
Computed income tax expense	137	184	358	607
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	11	9	9	10
Non-deductible (taxable) portion of equity losses (income)	1	1	(1)	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	52	—	52	—
Non-taxable portion of capital gains	(1)	(5)	(1)	(5)
Non-taxable income from security investments	(6)	(3)	(16)	(12)
Non-deductible loss on joint venture’s non-controlling interest purchase obligation	—	—	111	—
Other items	—	2	5	—
Total income tax expense	194	188	517	609
Effective income tax rate	37.2%	27.0%	37.8%	26.6%
Cash income taxes paid	39	25	439	455

Cash income taxes paid increased this quarter due to the timing of installment payments. The decrease in our statutory income tax rate this quarter was a result of a greater portion of our income being earned in provinces with lower income tax rates.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg
Net income	328	508	(35)	849	1,680	(49)
Basic earnings per share	$0.62	$1.01	(39)	$1.62	$3.33	(51)
Diluted earnings per share	$0.62	$1.00	(38)	$1.62	$3.32	(51)

Adjusted net income

We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg
Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Deduct:
Depreciation and amortization [1]	923	648	42	3,357	2,576	30
Finance costs	568	287	98	2,047	1,233	66
Other income [2]	(19)	(10)	90	(60)	(15)	n/m
Income tax expense [3]	227	200	14	831	684	21
Adjusted net income [1]	630	554	14	2,406	1,915	26
Adjusted basic earnings per share	$1.19	$1.10	8	$4.60	$3.79	21
Adjusted diluted earnings per share	$1.19	$1.09	9	$4.59	$3.78	21

Rogers Communications Inc.	A-12	Fourth Quarter 2023

[1]

Effective the second quarter, we retrospectively amended our calculation of adjusted net income to exclude depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and twelve months ended December 31, 2023 of $249 million and $764 million (2022 -  nil), respectively. Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw’s historical cost and depreciation policies.

[2]

Other income for the twelve months ended December 31, 2023 excludes a $422 million loss related to one of our joint venture’s obligations to purchase at fair value the non-controlling interest in one of its investments.

[3]

Income tax expense excludes recoveries of $85 million and $366 million (2022 - recoveries of $12 million and $75 million) for the three and twelve months ended December 31, 2023, respectively, related to the income tax impact for adjusted items and it also excludes a $52 million expense (2022 - nil) for the three and twelve months ended December 31, 2023 due to a revaluation of deferred tax balances resulting from a change in our income tax rate.

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,243	1,658	8,067	6,154
Change in net operating assets and liabilities	(369)	(201)	(627)	(152)
Income taxes paid	(39)	(25)	(439)	(455)
Interest paid, net	(456)	(287)	(1,780)	(1,054)
Cash provided by operating activities	1,379	1,145	5,221	4,493
Investing activities:
Capital expenditures	(946)	(776)	(3,934)	(3,075)
Additions to program rights	(17)	(8)	(74)	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets	(68)	(222)	(2)	(200)
Acquisitions and other strategic transactions, net of cash acquired	786	—	(16,215)	(9)
Other	21	(5)	25	68
Cash used in investing activities	(224)	(1,011)	(20,200)	(3,263)
Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(96)	(38)	(1,439)	707
Net (repayment) issuance of long-term debt	(2,749)	—	5,040	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	260	16	492	(11)
Transaction costs incurred	—	—	(284)	(726)
Principal payments of lease liabilities	(106)	(83)	(370)	(316)
Dividends paid	(191)	(253)	(960)	(1,010)
Cash (used in) provided by financing activities	(2,882)	(358)	2,479	11,355

Rogers Communications Inc.	A-13	Fourth Quarter 2023

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022
Change in cash and cash equivalents and restricted cash and cash equivalents	(1,727)	(224)	(12,500)	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	2,527	13,524	13,300	715
Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300
Cash and cash equivalents	800	463	800	463
Restricted cash and cash equivalents	—	12,837	—	12,837
Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300

Operating activities

This quarter, cash from operating activities increased primarily as a result of higher adjusted EBITDA, partially offset by higher interest paid.

Investing activities

Capital expenditures

During the quarter we incurred $946 million on capital expenditures before changes in non-cash working capital items. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

In December 2023, we sold our investment interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec in a private transaction. We subsequently used the cash received to repay a portion of our outstanding term loan facility (see “Long-term debt” below).

We also acquired a small Cable services reseller this quarter.

Financing activities

During the quarter we paid net amounts of $2,585 million (2022 - paid $22 million) on our short-term borrowings, long-term debt, and related derivatives. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US CP program, and our short-term non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2023 and December 31, 2022.

	As at December 31	As at December 31
(In millions of dollars)	2023	2022
Receivables securitization program	1,600	2,400
US commercial paper program (net of the discount on issuance)	150	214
Non-revolving credit facility borrowings (net of the discount on issuance)	—	371
Total short-term borrowings	1,750	2,985

Rogers Communications Inc.	A-14	Fourth Quarter 2023

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)
Proceeds received from US commercial paper	306	1.373	420	1,803	1.357	2,447
Repayment of US commercial paper	(194)	1.361	(264)	(1,858)	1.345	(2,499)
Net proceeds received from (repayment of) US commercial paper			156			(52)
Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			—			3,241
Repayment of non-revolving credit facilities (Cdn$) [1]			—			(758)
Repayment of non-revolving credit facilities (US$) [1]	(183)	1.377	(252)	(2,125)	1.351	(2,870)
Total repayment of non-revolving credit facilities			(252)			(3,628)
Net repayment of non-revolving credit facilities			(252)			(387)
Net repayment of short-term borrowings			(96)			(1,439)

[1]

Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from receivables securitization			400			1,600
Net proceeds received from receivables securitization			400			1,600
Proceeds received from US commercial paper	1,450	1.354	1,963	6,745	1.302	8,781
Repayment of US commercial paper	(2,038)	1.360	(2,771)	(7,303)	1.306	(9,537)
Net repayment of US commercial paper			(808)			(756)
Proceeds received from non-revolving credit facilities (Cdn$)			370			865
Total proceeds received from non-revolving credit facilities			370			865
Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)
Net proceeds received from (repayment of) non-revolving credit facilities			370			(137)
Net (repayment of) proceeds received from short-term borrowings			(38)			707

Rogers Communications Inc.	A-15	Fourth Quarter 2023

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See “Financial Risk Management” for more information.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw’s legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in “repayment of receivables securitization” above.

In November 2023, we entered into three non-revolving credit facilities with an aggregate limit of $2 billion. In December 2023, we terminated two of these credit facilities and reduced the amount available from $2 billion to $500 million. The remaining facility can be drawn until June 2024 and will mature one year after we draw. Any drawings on this facility will be recognized as short-term borrowings on our consolidated statement of financial position. Borrowings under this facility will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all of our other credit facilities and senior notes and debentures. We have not yet drawn on this facility.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it was drawn. Any borrowings under these facilities were recorded as “short-term borrowings” as they were due within 12 months. Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our other credit facilities and senior notes and debentures. These facilities were repaid and terminated throughout 2023.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7
Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(811)	1.337	(1,084)	(1,265)	1.340	(1,695)
Net (repayments) borrowings under term loan facility			(1,084)			4,387
Senior note issuances (Cdn$)			—			3,000
Senior note repayments (Cdn$)			(500)			(500)
Senior note repayments (US$)	(850)	1.371	(1,165)	(1,350)	1.373	(1,854)
Total senior notes repayments			(1,665)			(2,354)
Net (repayment) issuance of senior notes			(1,665)			646
Net (repayment) issuance of long-term debt			(2,749)			5,040

[1]

Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	A-16	Fourth Quarter 2023

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304
Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)
Net issuance of senior notes			—			11,760
Subordinated note issuances (US$)	—	—	—	750	1.268	951
Net issuance of long-term debt			—			12,711

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2023	2022	2023	2022
Long-term debt net of transaction costs, beginning of period	44,094	32,235	31,733	18,688
Net (repayment) issuance of long-term debt	(2,749)	—	5,040	12,711
Long-term debt assumed through the Shaw Transaction	—	—	4,526	—
(Gain) loss on foreign exchange	(526)	(263)	(549)	1,271
Deferred transaction costs incurred	—	(262)	(31)	(988)
Amortization of deferred transaction costs	36	23	136	51
Long-term debt net of transaction costs, end of period	40,855	31,733	40,855	31,733

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. In September 2023, we repaid $500 million of the tranche maturing on April 3, 2027. This quarter, we repaid an additional $1.1 billion of the same tranche such that the term loan facility has been reduced to $4.4 billion, of which $400 million remains outstanding under the April 3, 2027 tranche.

Issuance of senior and subordinated notes and related debt derivatives

Below is a summary of the senior and subordinated notes we issued during the three and twelve months ended December 31, 2023 and 2022.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]
2023 issuances
September 21, 2023 (senior)		500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)		1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)		500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)		1,000	2033	5.900%	99.441%	1,000	12	n/a
2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	n/a

Rogers Communications Inc.	A-17	Fourth Quarter 2023

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net (loss) income using the effective interest method.

[3]

Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.

[4]

Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.

[5]	The US$1 billion senior notes due 2025 can be redeemed at par at any time.

Repayment of senior notes and related derivative settlements

In October 2023, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity.

In November 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes at maturity. There were no derivatives associated with these senior notes.

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends

Below is a summary of the dividends declared and paid on RCI’s outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2023 and 2022. On January 31, 2024, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2024, to shareholders of record on March 11, 2024.

				Dividends paid (in millions of dollars)

Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total
February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265
						—
January 26, 2022	March 10, 2022	April 1, 2022	0.50	252	—	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253	—	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253	—	253
November 8, 2022	December 9, 2022	January 3, 2023	0.50	253	—	253

Rogers Communications Inc.	A-18	Fourth Quarter 2023

In August 2023, we amended our dividend reinvestment plan (DRIP) to (i) provide for a small discount on the dividend reinvestment share price and (ii) allow for the issuance of treasury shares for the settlement of the DRIP dividends.

Free cash flow

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg
Adjusted EBITDA	2,329	1,679	39	8,581	6,393	34
Deduct:
Capital expenditures [1]	946	776	22	3,934	3,075	28
Interest on borrowings, net and capitalized interest	521	243	114	1,794	1,090	65
Cash income taxes [2]	39	25	56	439	455	(4)
Free cash flow	823	635	30	2,414	1,773	36

[1]

Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2]	Cash income taxes are net of refunds received.

The increase in free cash flow this quarter was primarily a result of higher adjusted EBITDA, partially offset by higher interest on borrowings and higher capital expenditures.

Financial Condition

Available liquidity

Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2023 and December 31, 2022.

As at December 31, 2023 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	800	—	—	—	800
Bank credit facilities [2]:
Revolving	4,000	—	10	151	3,839
Non-revolving	500	—	—	—	500
Outstanding letters of credit	243	—	243	—	—
Receivables securitization [2]	2,400	1,600	—	—	800
Total	7,943	1,600	253	151	5,939

[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

Rogers Communications Inc.	A-19	Fourth Quarter 2023

As at December 31, 2022 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	463	—	—	—	463
Bank credit facilities [2]:
Revolving	4,000	—	8	215	3,777
Non-revolving	1,000	375	—	—	625
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	2,400	—	—	—
Total [3]	7,938	2,775	83	215	4,865

[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

[3]

Our restricted cash and cash equivalents as at December 31, 2022 are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction.

Our term loan facility that had an initial credit limit of $6 billion related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is now fully drawn. Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings

Our weighted average cost of all borrowings was 4.85% as at December 31, 2023 (December 31, 2022 - 4.50%) and our weighted average term to maturity was 10.4 years (December 31, 2022 - 11.8 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Adjusted net debt and debt leverage ratio

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2023	2022
Current portion of long-term debt	1,100	1,828
Long-term debt	39,755	29,905
Deferred transaction costs and discounts	1,040	1,122
	41,895	32,855
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate [1]	(808)	(1,876)
Subordinated notes adjustment [2]	(1,496)	(1,508)
Short-term borrowings	1,750	2,985
Current portion of lease liabilities	504	362
Lease liabilities	2,089	1,666
Cash and cash equivalents	(800)	(463)
Restricted cash and cash equivalents [3]	—	(12,837)

Rogers Communications Inc.	A-20	Fourth Quarter 2023

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2023	2022
Adjusted net debt [1,4]	43,134	21,184
Divided by: trailing 12-month adjusted EBITDA	8,581	6,393
Debt leverage ratio	5.0	3.3
Divided by: pro forma trailing 12-month adjusted EBITDA [4]	9,095
Pro forma debt leverage ratio	4.7

[1]

Effective the second quarter of 2023, we amended our calculation of adjusted net debt to include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.

[2]

For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[3]

For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

[4]

Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to December 2023 and standalone Rogers results prior to April 2023. To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma adjusted EBITDA incorporates an amount representing the results of Shaw’s adjusted EBITDA, adjusted to conform to Rogers’ accounting policies, for the three months beginning January 1, 2023.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company’s actual operating results or financial condition would have been had the Shaw Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As a result of the significant debt we issued to finance the Shaw Transaction, and as planned when the Shaw Transaction was first announced, our debt leverage ratio has increased. As at December 31, 2023 our debt leverage ratio was 5.0 (December 31, 2022 - 3.3) and our pro forma debt leverage ratio was 4.7. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, and debt repayment, as applicable.

Rogers Communications Inc.	A-21	Fourth Quarter 2023

Outstanding common shares

	As at December 31	As at December 31
	2023	2022
Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	418,868,891	393,773,306
Total common shares	530,020,902	504,925,317
Options to purchase Class B Non-Voting Shares
Outstanding options	10,593,645	9,860,208
Outstanding options exercisable	4,749,678	3,440,894

[1]

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction.

On October 3, 2023 and January 2, 2024, we issued 1.5 million and 1.2 million Class B Non-Voting Shares, respectively, as partial settlement of the dividend payable on those dates under the terms of our DRIP.

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2022 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 85.6% of our outstanding debt, including short-term borrowings, as at December 31, 2023 (December 31, 2022 - 91.2%).

Debt derivatives

We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	A-22	Fourth Quarter 2023

Credit facilities and US CP

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	10,177	1.365	13,891	38,205	1.348	51,517
Debt derivatives settled	11,171	1.363	15,226	34,964	1.348	47,126
Net cash paid on settlement			(27)			(10)

US commercial paper program
Debt derivatives entered	307	1.365	419	1,803	1.357	2,447
Debt derivatives settled	194	1.361	264	1,848	1.345	2,486
Net cash paid on settlement			(1)			(20)

	Three months ended December 31, 2022			Twelve months ended December 31, 2022

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9
US commercial paper program

Debt derivatives entered	1,450	1.354	1,963	6,745	1.302	8,781
Debt derivatives settled	2,033	1.360	2,764	7,292	1.306	9,522
Net cash received on settlement			16			64

As at December 31, 2023, we had US$3,241 million and US$113 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2022 - nil and US$158 million), at an average rate of $1.352/US$ (December 31, 2022 - nil) and $1.369/US$ (December 31, 2022 - $1.352/US$), respectively.

Rogers Communications Inc.	A-23	Fourth Quarter 2023

Senior and subordinated notes

We did not enter into any debt derivatives related to senior notes issued during the three and twelve months ended December 31, 2023. In the twelve months ended December 31, 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with our US$1 billion senior notes due 2025; these derivatives are designated as hedges for accounting purposes. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and twelve months ended December 31, 2022.

(In millions of dollars, except interest rates)
		US$		Hedging effect

Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022	1,000	2025	2.950%	2.451%	1,334
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In October 2023, we repaid the entire outstanding principal amount of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity, resulting in a repayment of $877 million, net of $288 million received on settlement of the associated debt derivatives.

As at December 31, 2023, we had US$14,750 million (December 31, 2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.259/US$ (December 31, 2022 - $1.233/US$).

During the twelve months ended December 31, 2022, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement.

Lease liabilities

Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	93	1.312	122	274	1.336	366
Debt derivatives settled	42	1.310	55	142	1.310	186

	Three months ended December 31, 2022			Twelve months ended December 31, 2022

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	45	1.356	61	156	1.321	206
Debt derivatives settled	34	1.294	44	124	1.306	162

Rogers Communications Inc.	A-24	Fourth Quarter 2023

As at December 31, 2023, we had US$357 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2022 - US$225 million) with terms to maturity ranging from January 2024 to December 2026 (December 31, 2022 - January 2023 to December 2025) at an average rate of $1.329/US$ (December 31, 2022 - $1.306/US$).

See “Mark-to-market value” for more information about our debt derivatives.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	420	1.326	557	1,650	1.325	2,187
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	273	1.267	346	1,172	1.262	1,479

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	225	1.298	292	960	1.291	1,239

As at December 31, 2023, we had US$1,650 million notional amount of expenditure derivatives outstanding (December 31, 2022 - US$960 million) with terms to maturity ranging from January 2024 to December 2025 (December 31, 2022 - January 2023 to December 2023) at an average rate of $1.325/US$ (December 31, 2022 - $1.250/US$).

See “Mark-to-market value” for more information about our expenditure derivatives.

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price change risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

During the twelve months ended December 31, 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units this year.

During the twelve months ended December 31, 2023, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

As at December 31, 2023, we had equity derivatives outstanding for 6.0 million (December 31, 2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (December 31, 2022 - $53.65).

Rogers Communications Inc.	A-25	Fourth Quarter 2023

See “Mark-to-market value” for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts

Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements
Credit facilities			(27)			(10)
US commercial paper program			(1)			(20)
Senior and subordinated notes			288			522
Net proceeds on settlement of debt derivatives and forward contracts			260			492

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements
Credit facilities			—			9
US commercial paper program			16			64
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)
Net proceeds (payments) on settlement of debt derivatives and forward contracts			16			(11)

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48
Net mark-to-market equity derivative asset				48
Net mark-to-market liability				(538)

Rogers Communications Inc.	A-26	Fourth Quarter 2023

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330
As liabilities	7,491	1.3000	9,738	(414)
Short-term debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54
Net mark-to-market expenditure derivative asset				54
Net mark-to-market asset				1,136

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see “Non-GAAP and Other Financial Measures”), are not measurements in accordance with IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);
•	Wireless subscriber churn (churn);
•	Wireless mobile phone average revenue per user(ARPU);
•	Cable average revenue per account (ARPA);
•	Cable customer relationships;
•	Cable market penetration (penetration);
•	capital intensity; and
•	total service revenue.

Rogers Communications Inc.	A-27	Fourth Quarter 2023

Non-GAAP and Other Financial Measures

We use the following “non-GAAP financial measures” and other “specified financial measures” (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income

•  To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

		Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	• To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share

•  To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income divided by basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by diluted weighted average shares outstanding.

Pro forma debt leverage ratio

•  We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.

Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Rogers Communications Inc.	A-28	Fourth Quarter 2023

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net (loss) income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	• To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2023	2022	2023	2022
Net income	328	508	849	1,680
Add:
Income tax expense	194	188	517	609
Finance costs	568	287	2,047	1,233
Depreciation and amortization	1,172	648	4,121	2,576
EBITDA	2,262	1,631	7,534	6,098
Add (deduct):
Other (income) expense	(19)	(10)	362	(15)
Restructuring, acquisition and other	86	58	685	310
Adjusted EBITDA	2,329	1,679	8,581	6,393

Rogers Communications Inc.	A-29	Fourth Quarter 2023

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2023	2022	2023	2022
Net income	328	508	849	1,680
Add (deduct):
Restructuring, acquisition and other	86	58	685	310
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	249	—	764	—
Loss on non-controlling interest purchase obligation [1]	—	—	422	—
Income tax impact of above items	(85)	(12)	(366)	(75)
Income tax adjustment, tax rate change	52	—	52	—
Adjusted net income	630	554	2,406	1,915

[1]	Reflects a loss related to the change in the value of one of our joint venture’s obligations to purchase at fair value the non-controlling interest in one of its investments.

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31

(In millions of dollars)	2023
Trailing 12-month adjusted EBITDA	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514
Pro forma trailing 12-month adjusted EBITDA	9,095

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2023	2022	2023	2022
Cash provided by operating activities	1,379	1,145	5,221	4,493
Add (deduct):
Capital expenditures	(946)	(776)	(3,934)	(3,075)
Interest on borrowings, net and capitalized interest	(521)	(243)	(1,794)	(1,090)
Interest paid, net	456	287	1,780	1,054
Restructuring, acquisition and other	86	58	685	310
Program rights amortization	(12)	(12)	(70)	(61)
Change in net operating assets and liabilities	369	201	627	152
Other adjustments [1]	12	(25)	(101)	(10)
Free cash flow	823	635	2,414	1,773

[1]	Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	A-30	Fourth Quarter 2023

Other Information

Consolidated financial results - quarterly summary

Below is a summary of our consolidated results for the past eight quarters.

	2023				2022

(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,868	2,584	2,424	2,346	2,578	2,267	2,212	2,140
Cable	1,982	1,993	2,013	1,017	1,019	975	1,041	1,036
Media	558	586	686	505	606	530	659	482
Corporate items and intercompany eliminations	(73)	(71)	(77)	(33)	(37)	(29)	(44)	(39)
Total revenue	5,335	5,092	5,046	3,835	4,166	3,743	3,868	3,619
Total service revenue [1]	4,470	4,527	4,534	3,314	3,436	3,230	3,443	3,196
Adjusted EBITDA
Wireless	1,291	1,294	1,222	1,179	1,173	1,093	1,118	1,085
Cable	1,111	1,080	1,026	557	522	465	520	551
Media	4	107	4	(38)	57	76	2	(66)
Corporate items and intercompany eliminations	(77)	(70)	(62)	(47)	(73)	(51)	(48)	(31)
Adjusted EBITDA	2,329	2,411	2,190	1,651	1,679	1,583	1,592	1,539
Deduct (add):
Depreciation and amortization	1,172	1,160	1,158	631	648	644	638	646
Restructuring, acquisition and other	86	213	331	55	58	85	71	96
Finance costs	568	600	583	296	287	331	357	258
Other (income) expense	(19)	426	(18)	(27)	(10)	19	(18)	(6)
Net income before income tax expense	522	12	136	696	696	504	544	545
Income tax expense	194	111	27	185	188	133	135	153
Net income (loss)	328	(99)	109	511	508	371	409	392
Earnings (loss) per share:
Basic	$0.62	($0.19)	$0.21	$1.01	$1.01	$0.73	$0.81	$0.78
Diluted	$0.62	($0.20)	$0.20	$1.00	$1.00	$0.71	$0.76	$0.77
Net income (loss)	328	(99)	109	511	508	371	409	392
Add (deduct):
Restructuring, acquisition and other	86	213	331	55	58	85	71	96
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	249	263	252	—	—	—	—	—
Loss on non-controlling interest purchase obligation	—	422	—	—	—	—	—	—

Rogers Communications Inc.	A-31	Fourth Quarter 2023

	2023				2022

(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Income tax impact of above items	(85)	(120)	(148)	(13)	(12)	(20)	(17)	(26)
Income tax adjustment, tax rate change	52	—	—	—	—	—	—	—
Adjusted net income	630	679	544	553	554	436	463	462
Adjusted earnings per share:
Basic	$1.19	$1.28	$1.03	$1.10	$1.10	$0.86	$0.92	$0.91
Diluted	$1.19	$1.27	$1.02	$1.09	$1.09	$0.84	$0.86	$0.91
Capital expenditures	946	1,017	1,079	892	776	872	778	649
Cash provided by operating activities	1,379	1,754	1,635	453	1,145	1,216	1,319	813
Free cash flow	823	745	476	370	635	279	344	515

[1]	As defined. See “Key Performance Indicators”.

Supplementary Information

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31

	2023	2022	2023	2022
Revenue	5,335	4,166	19,308	15,396
Operating expenses:
Operating costs	3,006	2,487	10,727	9,003
Depreciation and amortization	1,172	648	4,121	2,576
Restructuring, acquisition and other	86	58	685	310
Finance costs	568	287	2,047	1,233
Other (income) expense	(19)	(10)	362	(15)
Income before income tax expense	522	696	1,366	2,289
Income tax expense	194	188	517	609
Net income for the period	328	508	849	1,680
Earnings per share:
Basic	$0.62	$1.01	$1.62	$3.33
Diluted	$0.62	$1.00	$1.62	$3.32

Rogers Communications Inc.	A-32	Fourth Quarter 2023

Rogers Communications Inc.

Condensed Consolidated Statements of Financial Position

(In millions of dollars, unaudited)

	As at December 31	As at December 31

	2023	2022
Assets
Current assets:
Cash and cash equivalents	800	463
Restricted cash and cash equivalents	—	12,837
Accounts receivable	4,996	4,184
Inventories	456	438
Current portion of contract assets	163	111
Other current assets	1,202	561
Current portion of derivative instruments	80	689
Assets held for sale[1]	137	—
Total current assets	7,834	19,283

Investments	598	2,088
Derivative instruments	571	861
Financing receivables	1,101	886
Other long-term assets	670	681
Property, plant and equipment, intangible assets, and goodwill [2]	58,508	31,856
Total assets	69,282	55,655
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	1,750	2,985
Accounts payable and accrued liabilities	4,221	3,722
Other current liabilities	434	252
Contract liabilities	773	400
Current portion of long-term debt	1,100	1,828
Current portion of lease liabilities	504	362
Total current liabilities	8,782	9,549

Provisions	54	53
Long-term debt	39,755	29,905
Lease liabilities	2,089	1,666
Other long-term liabilities	1,783	738
Deferred tax liabilities	6,379	3,652
Total liabilities	58,842	45,563
Shareholders’ equity	10,440	10,092
Total liabilities and shareholders’ equity	69,282	55,655

[1]	As at December 31, 2023, certain real estate assets with a net book value totaling $137 million have been classified as held for sale.
[2]	The preliminary Shaw Transaction purchase price allocation is subject to change as we continue to finalize the values of the acquired intangible and related assets and corresponding tax impacts.

Rogers Communications Inc.	A-33	Fourth Quarter 2023

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31

	2023	2022	2023	2022
Operating activities:
Net income for the period	328	508	849	1,680
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,172	648	4,121	2,576
Program rights amortization	12	12	70	61
Finance costs	568	287	2,047	1,233
Income tax expense	194	188	517	609
Post-employment benefits contributions, net of expense	21	47	46	19
Losses from associates and joint ventures	—	2	412	31
Other	(52)	(34)	5	(55)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,243	1,658	8,067	6,154
Change in net operating assets and liabilities	(369)	(201)	(627)	(152)
Income taxes paid	(39)	(25)	(439)	(455)
Interest paid, net	(456)	(287)	(1,780)	(1,054)
Cash provided by operating activities	1,379	1,145	5,221	4,493
Investing activities:
Capital expenditures	(946)	(776)	(3,934)	(3,075)
Additions to program rights	(17)	(8)	(74)	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets	(68)	(222)	(2)	(200)
Acquisitions and other strategic transactions, net of cash acquired	786	—	(16,215)	(9)
Other	21	(5)	25	68
Cash used in investing activities	(224)	(1,011)	(20,200)	(3,263)
Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(96)	(38)	(1,439)	707
Net (repayment) issuance of long-term debt	(2,749)	—	5,040	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	260	16	492	(11)
Transaction costs incurred	—	—	(284)	(726)
Principal payments of lease liabilities	(106)	(83)	(370)	(316)
Dividends paid	(191)	(253)	(960)	(1,010)
Cash (used in) provided by financing activities	(2,882)	(358)	2,479	11,355

Change in cash and cash equivalents and restricted cash and cash equivalents	(1,727)	(224)	(12,500)	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	2,527	13,524	13,300	715
Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300
Cash and cash equivalents	800	463	800	463
Restricted cash and cash equivalents	—	12,837	—	12,837
Cash and cash equivalents and restricted cash and cash equivalents, end of period	800	13,300	800	13,300

Rogers Communications Inc.	A-34	Fourth Quarter 2023

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2023	2022	2023	2022
Accounts receivable, excluding financing receivables	(182)	(285)	(362)	(201)
Financing receivables	(433)	(315)	(367)	(162)
Contract assets	(19)	1	(44)	8
Inventories	6	(112)	(4)	98
Other current assets	35	26	1	25
Accounts payable and accrued liabilities	77	380	11	36
Contract and other liabilities	147	104	138	44
Total change in net operating assets and liabilities	(369)	(201)	(627)	(152)

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2023	2022
Term loan facility			4,400	Floating	4,286	—
Senior notes	2023	US	500	3.000%	—	677
Senior notes	2023	US	850	4.100%	—	1,151
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2024		500	4.350%	500	—
Senior notes	2025	US	1,000	2.950%	1,323	1,354
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	926	948
Senior notes	2026		500	5.650%	500	—
Senior notes	2026	US	500	2.900%	661	677
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	—
Senior notes	2027	US	1,300	3.200%	1,719	1,761
Senior notes	2028		1,000	5.700%	1,000	—
Senior notes [1]	2028		500	4.400%	500	—
Senior notes [1]	2029		500	3.300%	500	—
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2030		500	5.800%	500	—
Senior notes [1]	2030		500	2.900%	500	—
Senior notes	2032	US	2,000	3.800%	2,645	2,709
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	265	271
Senior notes	2033		1,000	5.900%	1,000	—
Senior notes	2038	US	350	7.500%	463	474
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	—
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	992	1,016
Senior notes	2043	US	500	4.500%	661	677
Senior notes	2043	US	650	5.450%	860	880

Rogers Communications Inc.	A-35	Fourth Quarter 2023

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2023	2022
Senior notes	2044	US	1,050	5.000%	1,389	1,422
Senior notes	2048	US	750	4.300%	992	1,016
Senior notes [1]	2049		300	4.250%	300	—
Senior notes	2049	US	1,250	4.350%	1,653	1,693
Senior notes	2049	US	1,000	3.700%	1,323	1,354
Senior notes	2052	US	2,000	4.550%	2,645	2,709
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	992	1,016
					41,895	32,855
Deferred transaction costs and discounts					(1,040)	(1,122)
Less current portion					(1,100)	(1,828)
Total long-term debt					39,755	29,905

[1]	Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023.
[2]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023 and 2022.
[3]	The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

About Forward-Looking Information

This earnings release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•	typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Rogers Communications Inc.	A-36	Fourth Quarter 2023

Our forward-looking information includes forecasts and projections related to the following items, among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	our debt leverage ratio and the targets we set for it;

•	the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:

•	general economic and industry conditions, including the effects of inflation;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;
•	technology and network deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•   regulatory changes;

•   technological changes;

•   economic, geopolitical, and other conditions affecting commercial activity;

•   unanticipated changes in content or equipment costs;

•   changing conditions in the entertainment, information, and communications industries;

•   risks related to the Shaw Transaction, including the possibility:

•   we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;

Rogers Communications Inc.	A-37	Fourth Quarter 2023

•   sports-related work stoppages or cancellations and labour disputes;

•   the integration of acquisitions;

•   litigation and tax matters;

•   the level of competitive intensity;

•   the emergence of new opportunities;

•   external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•   in the event we place certain assets for sale, we may not be able to achieve the anticipated proceeds in relation to the sale of those assets and sales of assets may not be achieved within the expected timeframes or at all;

•   the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and

•   that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;

•   new interpretations and new accounting standards from accounting standards bodies; and

•   the other risks outlined in “Risks and Uncertainties Affecting our Business” in our 2022 Annual MD&A and “Updates to Risks and Uncertainties” in our Third Quarter 2023 MD&A.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the “Regulatory Developments” and “Updates to Risks and Uncertainties” sections in our Third Quarter 2023 MD&A and fully review the sections in our 2022 Annual MD&A entitled “Regulation in Our Industry” and “Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	A-38	Fourth Quarter 2023

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 26, 2023

ROGERS COMMUNICATIONS INC.

US$8,000,000,000

Debt Securities

Preferred Shares

We may offer from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains valid, debt securities or preferred shares (collectively, “securities”) in an aggregate amount not to exceed US$8,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering). The debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series. The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive.

The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors. We will provide the specific terms of any securities we offer in one or more prospectus supplements which will accompany this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

We may sell securities to or through underwriters or dealers purchasing as principals, and may also sell securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular issue of securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, including, to the extent applicable, the proceeds to be received by us and any compensation payable to underwriters, dealers or agents. See “Plan of Distribution”.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrants. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada. The securities offered hereby will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except, to the extent provided in the prospectus supplement relating to a particular issue of securities, pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws.

Unless otherwise specified in the applicable prospectus supplement, each issue of securities will be a new issue of securities with no established trading market. There is currently no market through which the securities may be sold and purchasers may not be able to resell the securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which the securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

Our head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 and our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on other information included in the registration statement of which this prospectus forms a part. References to this “prospectus” include documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any jurisdiction where the offer is not permitted by law.

Except as set forth under “Description of Debt Securities” and “Description of Preferred Shares as a Class”, or unless the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms “Company”, “we”, “us”, “our” and “Rogers” refer to Rogers Communications Inc. and its subsidiaries, the term “RCI” refers to Rogers Communications Inc. and not any of its subsidiaries, references to “Cdn$” and “$” are to Canadian dollars, and references to “U.S. dollars” or “US$” are to United States dollars.

All information permitted under applicable legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference in this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those securities to which the prospectus supplement pertains. We have filed an undertaking with the Ontario Securities Commission that we will not distribute, under this prospectus, specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the Ontario Securities Commission the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are stated in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the Ontario Securities Commission under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by us under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference in, and form an integral part of, this prospectus (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference in this prospectus or any prospectus supplement):

1.	our annual information form for the year ended December 31, 2022, dated March 9, 2023 (the “Annual Information Form”);

2.

our audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”), together with the report of the auditors thereon, and management’s discussion and analysis in respect of those statements (the “Annual MD&A”);

3.

our unaudited interim condensed consolidated financial statements as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 (the “Interim Financial Statements”), and our management’s discussion and analysis in respect of those statements (the “Interim MD&A”);

4.	our management information circular, dated March 24, 2023, in connection with our annual meeting of shareholders held on April 26, 2023;

5.	our material change report filed on April 5, 2023 in respect of our completion of the Shaw Transaction (as defined under “Recent Developments – The Shaw Transaction”) on April 3, 2023; and

6.	our business acquisition report, dated June 7, 2023 with respect to the Shaw Transaction (the “Business Acquisition Report”).

Any documents of the types required to be incorporated by reference in a short form prospectus pursuant to Section 11.1 of National Instrument 44-101F1 — Short Form Prospectus (“NI 44-101F1”), including any documents of the types referred to above (excluding confidential material change reports), filed by us with the Ontario Securities Commission after the date of this prospectus and prior to 25 months from the date hereof, shall be deemed to be incorporated by reference in this prospectus (except that any description of our credit ratings in any such document or report shall not be deemed to be incorporated by reference in this prospectus or any prospectus supplement). In addition, any such documents which are filed with or furnished to the SEC by using our periodic reports on Form 6-K or annual report on Form 40-F (or any respective successor form) after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the Ontario Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, material change reports, information circulars and business acquisition reports (to the extent the business acquisition report is incorporated by reference in such new annual information form or is not otherwise required to be incorporated by reference in a short form prospectus pursuant to Section 11.1 of NI 44-101F1) filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by us with and, where required, accepted by, the Ontario Securities Commission during the term of this prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated in this prospectus for purposes of future offers and sales of securities hereunder.

A prospectus supplement containing the specific terms of an offering of the securities and, if applicable, updated disclosure of earnings coverage ratios will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. Documents that we have filed with the Ontario Securities Commission may also be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedarplus.ca.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the securities. This prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, including the exhibits filed therewith, to which reference is made for further information.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus (including certain documents incorporated by reference herein) includes “forward-looking information”, within the meaning of applicable Canadian securities legislation, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions about, among other things, our business, operations, and financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, conclusions, forecasts and projections relating to revenue, total service revenue, adjusted EBITDA, capital expenditures, cash income tax payments, free cash flow, dividend payments, the growth of new products and services, expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and deployment of new services, continued cost reductions and efficiency improvements, our debt leverage ratio, the benefits expected to result from the Shaw Transaction (as defined under “Recent Developments — The Shaw Transaction”), including corporate, operational, scale, and other synergies and their anticipated timing, and all other statements that are not historical facts.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook”, “target” and similar expressions, although not all statements containing forward-looking information include such words. Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, that we believe to have been reasonable at the time they were applied but may prove to be incorrect, and the following factors, among others: general economic and industry conditions, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology and network deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus (including the documents incorporated by reference herein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty. Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to, the risks and uncertainties relating to or resulting from the following:

•	regulatory changes;

•	technological changes;

•	economic, geopolitical and other conditions affecting commercial activity;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	sports-related work stoppages or cancellations and labor disputes;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities;

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•	risks related to the Shaw Transaction, including the possibility:

•	we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;

•	the integration of the businesses and operations of Rogers and Shaw Communications Inc. may be more difficult, time-consuming, or costly than expected; and

•

that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;

•	new interpretations and new accounting standards from accounting standards bodies; and

•	other risks outlined in “Risks and Uncertainties Affecting our Business” in our Annual MD&A and in “Updates to Risks and Uncertainties” in our Interim MD&A.

These risks, uncertainties and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this prospectus is qualified by the cautionary statements herein. Before making any investment decision in respect of the securities and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference in and included in this prospectus, including the risks referenced under “Risk Factors”.

ROGERS COMMUNICATIONS INC.

We are a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of high-speed Internet, cable television and phone services. Through Rogers Media, we are engaged in sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping and digital media.

RECENT DEVELOPMENTS

The Shaw Transaction

On April 3, 2023, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, the “Shaw Shares”) of Shaw Communications Inc. (the “Shaw Transaction”). We paid, in the aggregate, $20.5 billion for the Shaw Shares, of which approximately $19 billion was paid in cash and approximately $1.5 billion was paid through the issuance of 23.6 million RCI Class B Non-Voting common shares. We funded the cash consideration for the Shaw Transaction as follows: (1) approximately $13 billion from cash and restricted cash and cash equivalents on hand (which was funded primarily from the net proceeds from the sale of senior notes in the first quarter of 2022) and (2) approximately $6 billion borrowed on April 3, 2023 under our $6 billion non-revolving term loan facility. We also assumed approximately $2.9 billion of debt, net of cash and consideration received from the Freedom Transaction (as defined below), on April 3, 2023.

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (“Freedom”), a subsidiary of Shaw Communications Inc. (“Shaw”), were sold to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor Inc. (“Quebecor”) (the “Freedom Transaction”). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among RCI, Shaw, Shaw Telecom Inc., Quebecor and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom’s infrastructure, spectrum licences, and retail locations.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw’s payment obligations under those senior notes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2023 to the date of this prospectus, except as described in this prospectus and the documents incorporated by reference in this prospectus (including subsequent documents incorporated by reference in this prospectus). See “Recent Developments – The Shaw Transaction”.

USE OF PROCEEDS

Any net proceeds that we expect to receive from the sale of securities will be set forth in a prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the net proceeds from a sale of securities will be used for any one or more of debt repayment, working capital, acquisitions or other general corporate purposes. We may, from time to time, incur additional debt other than through the issue of securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell the securities, separately or together, for cash or other consideration, to or through one or more underwriters or dealers purchasing as principals, and also may offer and sell securities to one or more purchasers directly or through agents. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

The prospectus supplement with respect to any securities being offered will set forth the terms of the offering of those securities, which may include:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, those securities and the proceeds to us from such sale,

•	any delayed delivery arrangements,

•	any underwriting discounts or commissions and other items constituting underwriters’ compensation,

•	any offering price (or the manner of determination thereof if offered on a non-fixed price basis),

•	any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which those securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with securities offered by that prospectus supplement.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

The securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada. The securities offered hereby will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except, to the extent provided in the prospectus supplement relating to a particular issue of securities, pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws.

Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the “senior debt securities”) or subordinated (the “subordinated debt securities”). The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities”. Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated debt. The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our unsubordinated indebtedness.

The following description sets forth certain general terms of the debt securities. The particular terms of a series of debt securities offered by any prospectus supplement and the extent, if any, to which such general terms may apply to those debt securities will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the applicable prospectus supplement and to the following description. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information. In this description, the words “we”, “us”, “our”, “RCI” and “Rogers Communications Inc.” refer to Rogers Communications Inc. (or its successors, if any) and not any of its subsidiaries.

When we refer to the “indenture” in this prospectus in respect of a particular series of debt securities, we are referring to the indenture under which the debt securities are issued, as supplemented by the supplemental indenture applicable to such series. The indenture under which any debt securities will be issued will be described in the applicable prospectus supplement. When we issue a series of debt securities, the terms and provisions that are particular to those securities will be set forth in the relevant indenture. The debt securities will be issued under (i) the indenture, dated August 6, 2008, between Rogers Communications Inc. and The Bank of New York Mellon, as trustee, which has been filed as an exhibit to the registration statement of which this prospectus forms a part and on SEDAR+ or (ii) an indenture to be entered into between us and The Bank of New York Mellon, as trustee, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part (each such indenture, a “base indenture” and collectively, the “base indentures”). Each base indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The following summary is of certain provisions of the base indentures and certain general features of the debt securities. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the base indentures and the applicable provisions of the United States Trust Indenture Act of 1939, as amended.

General

The base indentures do not limit the amount of debt securities that may be issued. The debt securities may be issued in one or more series as may be authorized from time to time. The particular terms of any series of debt securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following where applicable:

•	the title of that series,

•	the indenture under which such debt securities will be issued,

•	any limit on the amount that may be issued in respect of that series,

•	whether we will issue the series of debt securities in global form and, if so, who the depositary will be,

•	the maturity date of the debt securities,

•	whether the debt securities are to be issued at an original issue discount and/or whether the debt securities are to be interest bearing,

•

if the debt securities are to be interest bearing, the annual interest rate or interest basis upon which the annual interest rate may be determined, any credit spread or margin over such interest rate, which may be fixed or variable, or any other method for determining the interest rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

•	whether the debt securities will be secured or unsecured and, if secured, the terms of any security provided,

•	any guarantees, including the terms of any such guarantees,

•	the ranking of the series of debt securities relative to our other debt and the terms of the subordination of any series of subordinated debt securities,

•	the place where payments will be payable,

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

•	the date, if any, after which, the price at which, and the conditions under which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions,

•

the date, if any, on which, and the price at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem or, at the holders’ option, to purchase, the series of debt securities,

•	whether any covenants or events of default in addition to, or that are different from, those provided in the base indenture will apply to the series of debt securities,

•	the price at which the debt securities will be issued or whether the debt securities will be issued on a non-fixed price basis,

•	the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable,

•	the denominations in which we will issue the series of debt securities,

•	any defaults and events of default applicable to the series of debt securities,

•	any covenants applicable to the series of debt securities, and

•	any other specific material terms, preferences, rights or limitations of, or restrictions on, the series of debt securities.

If the debt securities will be issued under a different indenture than the base indentures, the applicable prospectus supplement will describe all of the above, to the extent applicable, will identify the trustee for that indenture and will describe the covenants, events of default and other material terms applicable to those debt securities to the extent that they differ from, or are additional to, those provided in the base indentures.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. In addition, if there is more than one guarantor for any debt securities, the guarantees would be joint and several as between the guarantors. We expect any guarantee provided in respect of senior debt securities would constitute an unsubordinated and unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement and set forth in the applicable supplemental indenture. If any debt securities are to be guaranteed, we expect that Rogers Communications Canada Inc., one of RCI’s wholly-owned subsidiaries, would be the guarantor.

One or more series of debt securities may be sold at a discount below or premium above their stated principal amount and may bear no interest or interest at a rate that at the time of issuance is below or above market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices, securities, instruments, loans or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices, securities, instruments, loans or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices, securities, instruments, loans or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

The term debt securities includes debt securities denominated in Canadian dollars, U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

Form and Denomination

We expect most debt securities to be issued in fully registered form without coupons and in denominations of Cdn$1,000 or US$1,000 and any integral multiple thereof.

Convertible Debt Securities

The applicable prospectus supplement will describe, if applicable, the terms on which the debt securities will be convertible into or exchanged or exercised for other securities, including equity securities of RCI. The applicable prospectus supplement will describe how the number of securities to be received upon such conversion, exchange or exercise would be calculated and the anti-dilution protections, if any.

Mergers, Amalgamations and Sales of Assets by RCI

RCI may not amalgamate or consolidate with or merge with or into any other person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RCI is the continuing corporation or (2) the person (if other than RCI) formed by such consolidation or amalgamation or into which RCI is merged or the person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCI substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any province thereof or (B) the laws of the United States or any state thereof or the District of Columbia, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of RCI under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any debt which becomes an obligation of RCI or a subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no default or event of default shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RCI is not the continuing corporation, the successor or continuing person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RCI under the indenture, and thereafter RCI will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Defeasance and Covenant Defeasance of Indenture

Unless otherwise specified in the applicable prospectus supplement of a particular series of debt securities, RCI may, at its option, and at any time, elect to have the obligations of RCI (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series. We refer to this discharge of obligations as “defeasance”. Defeasance means that RCI (and any such guarantors) will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding debt securities and to have satisfied its other obligations under the indenture with respect to those debt securities, except for (i) the rights of holders of such outstanding debt securities to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) RCI’s obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of additional amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) RCI’s obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) to the extent applicable, RCI’s right of redemption in the event of additional amounts becoming payable under certain circumstances.

In addition, RCI may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture (including those described in “— Mergers, Amalgamations and Sales of Assets by RCI”) and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such prospectus supplement) (“covenant defeasance”) and any omission to comply with such obligations thereafter shall not constitute a default or an event of default with respect to that series of debt securities.

In order to exercise either defeasance or covenant defeasance, (i) RCI must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain government obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the stated maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) RCI must comply with certain other conditions.

Modification and Waiver

Modifications and amendments to the base indentures, including to any supplemental indenture relating to a series of debt securities, or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee, and will be made by the trustee on the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the stated maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the base indenture or the supplemental indenture applicable to such series or to waive certain defaults; or (iii) modify any of the provisions relating to the modification or amendment of the base indenture or the particular terms and conditions of such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past defaults, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the base indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

In addition, modifications and amendments to the base indentures or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the indenture.

Any modification or amendment to the indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI’s compliance with certain covenants and other provisions of the base indenture that apply to such series of debt securities and the supplemental indenture applicable to such series, including any existing default or event of default and its consequences under the base indenture and such supplemental indenture other than a default or event of default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, except as required by law, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. None of RCI, the trustee for the debt securities or any paying agent or registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security representing the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name. Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. A global security for a series of debt securities will also be exchangeable for definitive debt securities in the event that an Event of Default in respect of such series shall occur and be continuing. If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name.

Concerning the Trustee

The Bank of New York Mellon is the trustee under the base indentures.

Governing Law

The base indentures, any supplemental indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since substantially all of the assets of RCI are located outside the United States, any judgment obtained in the United States against RCI, including judgments with respect to the payment of principal or redemption price on the debt securities, may not be collectible within the United States. RCI has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that, under the laws of the Province of Ontario and the federal laws of Canada applicable in that province (collectively, “Applicable Laws”), a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against RCI with respect to a claim arising out of the indenture and the debt securities (a “New York Judgment”), without reconsideration of the merits (a) provided that (i) an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and (b) subject to the following defenses: (i) that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) that the New York Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition

Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or (iv) that the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York.

Consent to Jurisdiction and Service

RCI has appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as its agent for service of process in any suit, action or proceeding with respect to the base indentures, including any supplemental indentures thereto or the debt securities issued thereunder, and for actions brought under federal or state laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

DESCRIPTION OF PREFERRED SHARES AS A CLASS

The following describes certain special rights, privileges, restrictions and conditions attaching to the preferred shares of RCI as a class. The particular rights, privileges, restrictions and conditions attaching to a series of preferred shares offered by a prospectus supplement, and to the extent to which the special rights, privileges, restrictions and conditions described below may apply thereto, will be described in such prospectus supplement. Accordingly, for a description of the terms of a particular issue of preferred shares, reference must be made to both the applicable prospectus supplement and to the following description. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information. The following does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, RCI’s articles. RCI’s articles, and not this description, will define the rights of holders of preferred shares. In this description, the term “RCI” refer to Rogers Communications Inc. and not any of its subsidiaries.

Subject to certain limitations, the board of directors of RCI may, from time to time, issue preferred shares in one or more series and may, before such issuance, fix the number of shares in such series in accordance with the Business Corporations Act (British Columbia) and may, subject to the limitations set out in RCI’s articles and the Business Corporations Act (British Columbia), determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series.

In accordance with RCI’s articles, the preferred shares of each series shall participate rateably in respect of accumulated dividends, if any, if any fixed cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their terms, and shall be entitled to preference over the Class A Voting Shares and the Class B Non-Voting Shares of RCI and over any other shares ranking junior to the preferred shares with respect to priority in payment of fixed dividends, if any.

The board of directors of RCI may not attach any right, privilege, restriction or condition to any series of preferred shares that entitles, or would entitle the holder or holders of such preferred shares of any such series, to vote at any general meeting of RCI, and the preferred shares of any such series shall have no right to vote at any general meeting of RCI.

EARNINGS COVERAGE

The information presented below is historical and does not give effect to (i) the issuance of securities that may be distributed pursuant to this prospectus (since the terms of such securities are not presently known), or (ii) the issuance or repayment of any other financial liabilities that have been issued or repaid subsequent to the periods presented (except, in the case of the pro forma earnings coverage ratios, as set out in pro forma financial statements contained in the Business Acquisition Report). Earnings coverage ratios adjusted to give effect to the issuance of any securities being distributed and to reflect such other adjustments as may be required by applicable Canadian securities law requirements will be presented for the prescribed periods in the applicable prospectus supplement. The earnings coverage ratios set out below do not purport to be indicative of our earnings coverage ratios for any future periods.

Earnings Coverage Ratios

The following earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2022 and June 30, 2023 based on our financial statements for the respective periods, which have been prepared in accordance with IFRS.

	12 Months Ended December 31, 2022	12 Months Ended June 30, 2023
Earnings before borrowing costs and income taxes	$3,757 million	$3,879 million
Borrowing cost requirements(1)	$1,468 million	$1,847 million
Earnings coverage ratio(2)	2.56x	2.10x

(1)	Borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned.
(2)	Earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes, and (ii) our borrowing cost requirements for the applicable period.

The above table should be read together with the Annual Financial Statements and the Interim Financial Statements, each of which is incorporated by reference in the prospectus.

Pro Forma Earnings Coverage Ratios

The following pro forma earnings coverage ratios and associated financial information are based on the historical consolidated financial statements of RCI and Shaw, as adjusted to give pro forma effect to the Shaw Transaction on the basis set out in pro forma financial statements contained in the Business Acquisition Report.

	12 Months Ended December 31, 2022	3 Months Ended March 31, 2023
Pro forma earnings before borrowing costs and income taxes(1)	$3,667 million	$1,074 million
Pro forma borrowing cost requirements(2)	$2,440 million	$742 million
Pro forma earnings coverage ratio(3)	1.50x	1.45x

(1)

Pro forma earnings before borrowing costs and income taxes adjusts earnings before borrowing costs and income taxes to give effect to the Shaw Transaction on the basis provided in the pro forma financial statements in the Business Acquisition Report. Pro forma earnings before borrowing costs and income taxes do not include interest earned.

(2)

Borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned. Pro forma borrowing cost requirements adjusts borrowing cost requirements to give effect to the Shaw Transaction on the basis provided in the pro forma financial statements in the Business Acquisition Report.

(3)

Pro forma earnings coverage ratio refers to the ratio of (i) our pro forma earnings before borrowing costs and income taxes, and (ii) our pro forma borrowing cost requirements for the applicable period.

The pro forma financial information set out above gives effect to the Shaw Transaction as if it had occurred on January 1, 2022 and is presented for illustrative purposes only. This pro forma financial information is not necessarily indicative of what our financial position or financial performance would have been had the Shaw Transaction been completed on that date. In addition, this pro forma financial information does not purport to be indicative of our earnings coverage ratios for any future periods or to project our future financial position or operating results following the completion of the Shaw Transaction and should not be taken as representative of our future consolidated results of operations or financial position. The actual financial condition and results of operations of the combined company resulting from the amalgamation of RCI and Shaw may differ from the pro forma amounts reflected herein due to a variety of factors and those differences may be material. This pro forma financial information does not reflect, among other things, (i) any cost savings, operating synergies, or revenue enhancements the combined company may achieve after closing the Shaw Transaction, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) any costs associated with the integration of the operations of RCI and Shaw and their respective subsidiaries after closing the Shaw Transaction, or (iii) any adjustments related to the provision of transition or other services related to the Freedom Transaction.

The above table should be read together with the Annual Financial Statements and the Interim Financial Statements, as well as the Business Acquisition Report (including the consolidated financial statements of Shaw and the pro forma financial statements included therein), all of which are incorporated by reference in the prospectus.

RISK FACTORS

An investment in the securities involves risk. Before deciding whether to invest in the securities, you should consider carefully the risks described in this prospectus and the documents incorporated by reference in this prospectus (including subsequent documents incorporated by reference in this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of securities. Discussions of certain risks and uncertainties affecting our business are provided in the Annual Information Form, the Annual MD&A and the Interim MD&A (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference in this prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of British Columbia, Canada and substantially all of our assets are located in Canada. In addition, most of our directors, substantially all of our officers and most of the experts named herein are resident outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers or experts to enforce against them judgments of U.S. courts based upon, among other things, the civil liability provisions of the U.S. federal securities laws. In addition, we have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there may be some doubt whether a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would be enforceable in Ontario. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with the initial filing of this registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a United States court arising out of or related to or concerning the offering of securities under this registration statement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those securities by an investor who is a United States person.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of RCI and have confirmed that they are independent with respect to RCI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulation, and that they are independent accountants with respect to RCI under all relevant U.S. professional and regulatory standards.

The audited consolidated financial statements of Shaw as at and for the years ended August 31, 2022 and August 31, 2021, including the notes thereto, included or incorporated by reference in the Business Acquisition Report and incorporated by reference herein, have been audited by Ernst & Young LLP. Ernst & Young LLP has confirmed that, at the time of their audit, they were independent of Shaw in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the regulations adopted by the U.S. Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Ernst & Young LLP; consent of Davies Ward Phillips & Vineberg LLP; powers of attorney from directors and officers of the registrants; the indentures relating to the debt securities and the statements of eligibility of the trustee on Form T-1.

Rogers Communications Inc.

US$   % Senior Notes Due 2029

US$   % Senior Notes Due 2034

PRELIMINARY PROSPECTUS SUPPLEMENT

February    , 2024

Joint Book-Running Managers

BofA Securities	Citigroup	Mizuho	MUFG	Scotiabank	SMBC Nikko